

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

SUPPL

April 5, 2005

Office of International Corporate Finance
Securities and Exchang

450 Fifth Street, NW
Washington, DC 20549
USA

05007156

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of March, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

dlw 4/11

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. Financial Statements, MD&A, and Annual Information Form

(a)	Audited Annual Financial Statements for the year ended December 31, 2004	March 31, 2005
(b)	Management Discussion and Analysis for the year ended December 31, 2004	March 31, 2005
(c)	Annual Information Form dated March 24, 2005	March 31, 2005

2. News Releases

(a)	General Minerals Corporation Options Escalones Porphyry Copper-Gold Prospect Located in Chile to Phelps Dodge Corporation	March 21, 2005

3. Material Change Reports

a)	General Minerals Corporation ("GMC") has entered into a letter agreement with Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones porphyry copper-gold prospect located in Chile.	March 23, 2005

4. Material Documents

(a)	Company's By-Laws dated April 23, 1997	March 2, 2005
(b)	Certificate of Incorporation/Amendment and the Company's Articles	March 2, 2005
(c)	Company's warrant certificate dated June 25, 2003	March 2, 2005
(d)	Company's warrant certificate dated December 11, 2003	March 2, 2005
(e)	Agreement between Minera Aurex (Chile), a Chilean subsidiary of Phelps Dodge Corporation, and General Minerals Corporation dated March 18, 2005	March 24, 2005

5. Filings with the Toronto Stock Exchange

(a) All financial statements, MD&A and Annual Information Forms referred to under Item 1

(b) All news releases referred to under Item 2

(c) All material change reports referred to under Item 3

(e) All material documents referred to under Item 4

GENERAL MINERALS CORPORATION


GENERAL MINERALS CORPORATION
GMC

FOR IMMEDIATE RELEASE: 05-03

General Minerals Corporation Options Escalones Porphyry Copper-Gold Prospect Located in Chile to Phelps Dodge Corporation

March 21, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into a letter agreement with Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property. Escalones is located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the giant El Teniente producing copper mine. Under the terms of the agreement Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn in period.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex will carry out an Induced Polarization ("IP") geophysical survey of the property and must pay GMC US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of $500,000 per year and pay GMC a total additional US$250,000 in five equal annual installments to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to increase its interest to 72% by completing a feasibility study within seven years.

Aurex has already started the IP geophysical survey on the property with the intention of completing the survey quickly before winter snows make access difficult.

Ralph Fitch, President and CEO of GMC, stated, "We are very pleased to have attracted a Phelps Dodge subsidiary to Escalones. Following on the recent announcement of our agreements with Teck Cominco on the Monitor copper property in Arizona and with Apex Silver on the Malku Khota silver property in Bolivia this third agreement continues to demonstrate the quality of our properties in both North and South America. We are continuing to show our other properties to potential partners and are hopeful that we will be securing additional agreements."

GMC originally optioned Escalones in late 1996 and after drilling 25 diamond drill holes with encouraging results returned the property to the original landowner in August of 2001 due to the depressed price of copper at the time. GMC renewed the option in 2004 because the price of copper has more than doubled since 2001 and there has been a renewed interest by the industry in searching for new, undeveloped copper projects. In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from the first diamond drill hole. GMC had originally joint ventured Escalones with ASARCO, a major copper producing company at the time, but shortly after ASARCO was taken over by Grupo Mexico the joint venture was cancelled. The copper system at Escalones is defined by a large, approximately six square kilometre alteration zone within which the company has defined a geophysically anomalous (Self Potential anomaly) of approximately four square kilometres. Drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at

the surface. Highest copper grades occurred in the uppermost 377 metres of the hole. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The last drill hole, ES-25 penetrated the porphyry rather than the skarn system. This hole intersected hydrothermally altered granodiorite and diorite that contained porphyry-style, vein hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. At the time that results on drill hole ES-1 were released, Dec. 3, 1998, requirements to identify a Qualified Person on the project under National Instrument 43-101 had not been established. In the case of drill ES-25, released on Aril 20, 2001, those standards were in effect and Dr. Lawrence A. Dick, Executive Vice President, Exploration was the Qualified Person for the Escalones project.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, two in Bolivia and one in Chile. The target mineralization is copper, silver and gold. Three of these properties are now under option to other mining companies. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. **Reporting Issuer**

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. **Date of Material Change**

March 21, 2005

Item 3. **Press Release**

A press release was issued on March 21, 2005 and filed with the Toronto Stock Exchange.

Item 4. **Summary of Material Change**

General Minerals Corporation ("GMC") has entered into a letter agreement with Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones porphyry copper-gold prospect located in Chile.

Item 5. **Full Description of Material Change**

GMC entered into a letter agreement (the "Agreement") on March 18, 2005 with Aurex, whereby Aurex can earn up to a 72% joint venture interest in the Escalones porphryr copper-gold prospect located in Chile. Under the Agreement, Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn in period.

To complete its initial earn-in to 60%, Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex will carry out an Induced

Polarization ("IP") geophysical survey of the property and must pay GMC US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of US$500,000 per year and pay GMC a total additional US$250,000 in five equal annual installments to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to increase its interest to 72% by completing a feasibility study within seven years.

Aurex has already started the IP geophysical survey on the property with the intention of completing the survey quickly before the winter snow makes access difficult.

GMC originally optioned the Escalones property in late 1996 and after drilling 25 diamond drill holes with encouraging results returned the property to the original landowner in August of 2001 due to the depressed price of copper at the time. GMC renewed the option in 2004 because the price of copper has more than doubled since 2001 and there has been a renewed interest by the industry in searching for new, undeveloped copper projects. In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from the first diamond drill hole. GMC had originally joint ventured the Escalones property with ASARCO, a major copper producing company at the time, but shortly after ASARCO was taken over by Grupo Mexico, the joint venture was cancelled.

The copper system at the Escalones property is defined by a large, approximately six square kilometre alteration zone within which GMC has defined a geophysically anomalous (Self Potential anomaly) of approximately four square kilometres. Drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at the surface. Highest copper grades occurred in the uppermost 377 metres of the hole. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The last drill hole, ES-25, penetrated the porphyry rather than the skarn system. This hole intersected hydrothermally altered granodiorite and diorite that contained porphyry-style, vein hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. At the time that results on drill hole ES-1 were released, December 3, 1998, requirements to identify a Qualified Person on the project under National Instrument 43-101 had not been established. In the case of drill hole ES-25, released on April 20, 2001, those standards were in effect and Dr. Lawrence Dick, Executive Vice-President, Exploration of GMC was the Qualified Person for the Escalones project.

Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)

This report is not being filed on a confidential basis.

Item 7. <u>Omitted Information</u>

No information has been omitted in respect of the material change.

Item 8. <u>Senior Officers</u>

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 9. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

DATED at Denver, Colorado this 23rd day of March, 2005.

GENERAL MINERALS CORPORATION

Per: "//Ralph G. Fitch//"
Ralph G. Fitch
Chairman, President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


GENERAL MINERALS
CORPORATION
GMC

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 05-03

General Minerals Corporation Options Escalones Porphyry Copper-Gold Prospect Located in Chile to Phelps Dodge Corporation

March 21, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into a letter agreement with Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property. Escalones is located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the giant El Teniente producing copper mine. Under the terms of the agreement Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn in period.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex will carry out an Induced Polarization ("IP") geophysical survey of the property and must pay GMC US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of $500,000 per year and pay GMC a total additional US$250,000 in five equal annual installments to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to increase its interest to 72% by completing a feasibility study within seven years.

Aurex has already started the IP geophysical survey on the property with the intention of completing the survey quickly before winter snows make access difficult.

Ralph Fitch, President and CEO of GMC, stated, "We are very pleased to have attracted a Phelps Dodge subsidiary to Escalones. Following on the recent announcement of our agreements with Teck Cominco on the Monitor copper property in Arizona and with Apex Silver on the Malku Khota silver property in Bolivia this third agreement continues to demonstrate the quality of our properties in both North and South America. We are continuing to show our other properties to potential partners and are hopeful that we will be securing additional agreements."

GMC originally optioned Escalones in late 1996 and after drilling 25 diamond drill holes with encouraging results returned the property to the original landowner in August of 2001 due to the depressed price of copper at the time. GMC renewed the option in 2004 because the price of copper has more than doubled since 2001 and there has been a renewed interest by the industry in searching for new, undeveloped copper projects. In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from the first diamond drill hole. GMC had originally joint ventured Escalones with ASARCO, a major copper producing company at the time, but shortly after ASARCO was taken over by Grupo Mexico the joint venture was cancelled. The copper system at Escalones is defined by a large, approximately six square kilometre alteration zone within which the company has defined a geophysically anomalous (Self Potential anomaly) of approximately

four square kilometres. Drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at

the surface. Highest copper grades occurred in the uppermost 377 metres of the hole. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The last drill hole, ES-25 penetrated the porphyry rather than the skarn system. This hole intersected hydrothermally altered granodiorite and diorite that contained porphyry-style, vein hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. At the time that results on drill hole ES-1 were released, Dec. 3, 1998, requirements to identify a Qualified Person on the project under National Instrument 43-101 had not been established. In the case of drill ES-25, released on Aril 20, 2001, those standards were in effect and Dr. Lawrence A. Dick, Executive Vice President, Exploration was the Qualified Person for the Escalones project.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, two in Bolivia and one in Chile. The target mineralization is copper, silver and gold. Three of these properties are now under option to other mining companies. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

BY-LAW 1

A by-law relating generally to the

transaction of the business and affairs of

GENERAL MINERALS CORPORATION

CONTENTS

BY-LAW 1

ARTICLE ONE

INTERPRETATION

1.01. Definitions: In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

(a) "Act" means the *Canada Business Corporations Act* or its successor as amended from time to time, and the regulations thereunder;

(b) "board" means the board of directors of the Corporation;

(c) "Corporation" means General Minerals Corporation and its successors;

(d) "directors" means the directors of the Corporation;

(e) "holiday" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada) or its successor, as amended from time to time;

(f) "person" includes an individual, body corporate, sole proprietorship, partnership or syndicate, an unincorporated association or organization, a joint venture, trust or employee benefit plan, a government or any agency or political subdivision thereof, and a person acting as trustee, executor, administrator or other legal representative; and

(g) "recorded address" means, with respect to a single shareholder, the address of such holder most recently recorded in the securities register of the Corporation; with respect to joint shareholders, the first address appearing in the securities register in respect of their joint holding; and with respect to any other person, but subject to the Act, the address of such person most recently recorded in the records of the Corporation or otherwise known to the Secretary of the Corporation.

Subject to the foregoing, words and expressions that are defined in the Act have the same meanings when used in the by-laws.

1.02 Number, Gender and Headings: Words importing the singular include the plural and vice-versa, words importing any gender include the masculine, feminine and neuter genders, and headings are for convenience of reference only and shall not affect the interpretation of the by-laws.

ARTICLE TWO

MEETINGS OF SHAREHOLDERS

2.01 Annual Meeting: The annual meeting of the shareholders shall be held on such day and at such time as the board may, subject to the Act and any other applicable laws, determine from time to time, for the purpose of transacting such business as is properly brought before the meeting.

2.02 Special Meeting: From time to time the board may call a special meeting of the shareholders to be held on such day and at such time as the board may determine. Any special meeting of shareholders may be combined with an annual meeting.

2.03 Place of Meetings: Meetings of shareholders shall be held at such place within Canada or, to the extent permitted by the Act, outside Canada as the board may determine from time to time.

2.04 Record Date: The board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 days nor less than 21 days, for the determination of the shareholders entitled to notice of the meeting, and where no such record date for notice is fixed by the board, the record date for notice shall be the close of business on the day immediately preceding the day on which notice is given. Notice of any such record date fixed by the board shall be given in the manner required by the Act and any other applicable laws.

2.05 Notice: Notice in writing of the time, place and purpose for holding each meeting of shareholders shall be sent not less than 21 days nor more than 50 days, before the date on which the meeting is to be held, to each director, the auditor of the Corporation and each person who on the record date for notice appears in the securities register of the Corporation as the holder of one or more shares carrying the right to vote at the meeting or as the holder of one or more shares the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of shareholders shall state or be accompanied by the text of any special resolution or by-law to be submitted to the meeting and a statement in accordance with the Act of the nature of all special business to be transacted at the meeting. If two or more persons are registered as joint shareholders of any share, notice to one of such persons shall be sufficient notice to all of them. Reference is made to Sections 7.06 to 7.12.

2.06 Proxy and Management Information Circular: The Secretary or any other officer shall, concurrently with sending notice of a meeting of shareholders, (a) send a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of and is entitled to vote at the meeting, (b) send such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, and (c) file with any regulatory or other agencies entitled thereto, a copy of all documents sent in connection with the meeting.

2.07 Financial Statements: Not less than 21 days before each annual meeting of shareholders, the Secretary or other officer shall send to each shareholder a copy of the annual financial statements and the auditors' report thereon. The Secretary or other officer shall also file a copy of its financial statements of the Corporation with any regulatory or other agencies entitled thereto, as and when required.

2.08 Persons Entitled to be Present: The only persons entitled to attend a meeting of shareholders shall be those persons entitled to notice thereof, those entitled to vote thereat and others who although not entitled to notice are entitled or required under any provision of the Act or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

2.09 Chairman, Secretary and Scrutineer: The Chairman of the Board (or when the Corporation has two or more Co-Chairman of the Board, any one of such individuals), or in his or her absence the Vice-Chairman, or in his or her absence the President, or in their absence a person designated by the board shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time appointed for the holding of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. The Secretary shall act as secretary of the meeting. If the Secretary is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. One or more scrutineers, who need not be shareholders, may be appointed by the chairman or by a resolution of the shareholders.

2.10 Quorum: The quorum for the transaction of business at any meeting of shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or proxyholders. If a quorum is not present within such reasonable time after the time appointed for the holding of the meeting as the persons present and entitled to vote may determine, they may adjourn the meeting to a fixed time and place but may not transact any other business.

2.11 Persons Entitled to Vote: Without prejudice to any other right to vote, every shareholder recorded on the shareholder list prepared for a meeting of shareholders in accordance with the Act is entitled, at the meeting to which the list relates, to vote the shares shown on such list with respect to such shareholder, except to the extent that the shareholder transfers ownership of any such shares after the record date for notice of the meeting and the transferee establishes that he or she owns the shares and requests not later than ten days before the meeting that his or her name be included in the list, in which case the transferee is entitled to vote such shares at the meeting. However, where two or more persons hold the same shares jointly, any one of them may in the absence of the others vote in respect of such shares but if more than one of such persons are present or represented and vote, they shall vote together as one on the shares jointly held by them or not at all.

2.12 Proxies: Shareholders shall be entitled to vote in person or, if a corporation, by a representative duly authorized by a resolution of the board of directors or other governing body of such corporation. Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholders, who need not be shareholders, as his or her nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

Signatures to instruments of proxy need not be witnessed and may be printed, lithographed or otherwise reproduced thereon. The chairman of the meeting shall determine the authenticity of all signatures.

The board by resolution may also permit particulars of instruments of proxy for use at or in connection with any such meeting and, if so determined by the board of directors, any adjournment thereof, to be telecopied, telegraphed, telexed or cabled to the Secretary of the Corporation or such other agent as the board may from time to time determine prior to any such meeting, and, in such event, such instruments of proxy, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

The chairman of any meeting of shareholders may also in his or her discretion, unless otherwise determined by resolution of the board, accept telecopied, telegraphic, telex or cable communication as to the authority of anyone claiming to vote on behalf of or to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation and any votes cast in accordance with such telecopied, telegraphic, telex or cable communication accepted by the chairman shall be valid and shall be counted.

A proxy may be signed and delivered in blank and filled in afterwards by the Chairman of the Board, the President, the Secretary or an Assistant-Secretary.

It shall not be necessary to insert in the proxy the number of shares owned by the appointor.

The board may, at the Corporation's expense, send out forms of proxy in which certain directors or officers are named, which may be accompanied by stamped envelopes for the return of the forms, even if the directors so named vote the proxies in favour of their own election as directors.

The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding holidays) preceding the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or its agent. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the Secretary of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting.

A proxy ceases to be valid one year from its date.

2.13 Voting: At each meeting of shareholders every question proposed for consideration by the shareholders shall be decided by a majority of the votes duly cast thereon, unless otherwise required by the articles or by-laws of the Corporation or by law. In case of an equality of votes the chairman of the meeting shall be entitled to a casting vote. Every question submitted to any meeting of shareholders may be decided either by show of hands or by ballot.

Where two or more persons hold a share or shares jointly, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote such share or shares but, if more than one of them are present or represented, they shall vote as one on the share or shares jointly held by them.

2.14 Show of Hands: At each meeting of shareholders voting shall be by show of hands unless a ballot is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the show of hands shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot thereon be so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the question was carried or carried by a particular majority or not carried or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be *prima facie* evidence of the result of the vote without proof of the number or proportion of votes cast for or against.

2.15 Ballots: On any question proposed for consideration at a meeting of shareholders a ballot may be required by the chairman or demanded by any person present and entitled to vote, either before any vote by show of hands or thereafter and prior to the declaration of the result of the vote by show of hands by the chairman of the meeting. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles, upon a ballot each person present shall be entitled to the number of votes specified in the articles in respect of each share which such person is entitled to vote at the meeting on the question.

2.16 Procedure at Meetings: The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his or her decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy or ballot, shall be conclusive and binding upon the shareholders, except as otherwise provided in the by-laws of the Corporation.

A meeting may be adjourned only upon the affirmative vote of a majority of the votes cast in respect of shares present or represented in person or by proxy at the meeting. Any business may be brought before or dealt with at any adjourned meeting which may have been brought up or dealt with at the original meeting.

ARTICLE THREE

DIRECTORS

3.01 Powers of the Board of Directors: The board of directors shall supervise the management of the business and affairs of the Corporation.

3.02 Qualifications: Unless otherwise permitted under the Act, a majority of the directors shall be resident Canadians, at least two of the directors shall not be officers or employees of the Corporation or of any affiliate of the Corporation and no person may be a director who is disqualified under the Act.

3.03 Number and Quorum of Directors: The number of directors shall be the number from time to time fixed by the articles, or the number from time to time determined within the range provided for in the articles by resolution of the shareholders or, when empowered to do so by the articles, the directors of the Corporation. The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the board shall be 50% of the number of directors so fixed or determined at that time (or, if that is a fraction, the next largest whole number of directors). Reference is made to Section 3.09.

3.04 Election and Term: Directors shall be elected to hold office for a term or terms respectively expiring at the close of the next annual meeting of shareholders following their election or when their successors are duly elected.

3.05 Vacancies: Notwithstanding vacancies but subject to the Act, the remaining directors of the Corporation may exercise all the powers of the board as long as a quorum of the board remains. Vacancies in the board may be filled in accordance with the Act.

3.06 Calling Meetings: Meetings of the board shall be held from time to time at such places within or outside Canada (or by such communication facilities as are permitted by the Act) on such days and at such times as any two directors or the Chief Executive Officer or the President or any Vice-President who is a director or any officer designated by the board may determine. In any financial year of the Corporation a majority of the meetings of the board may be held within or outside Canada.

3.07 Notice: Notice of the time and place or manner of participation for every meeting of the board shall be sent to each director not less than 24 hours (excluding holidays) before the time of the meeting. Reference is made to Sections 7.07 to 7.12.

3.08 First Meeting of New Board: Each newly constituted board may hold its first meeting without notice on the same day as the meeting of shareholders at which directors are elected.

3.09 Canadian Majority: Unless otherwise permitted under the Act, no business, other than the filling of a vacancy on the board, shall be transacted at a meeting of the board unless a majority of the directors present are resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephone or other communication facilities the business transacted at the meeting and a majority of resident Canadian directors would have been present had that director been present at the meeting.

3.10 Chairman: A Chairman of the Board, or in his or her absence, a Vice-Chairman, or in his or her absence, the President, or in the absence of all of them, a director designated by the board, or in his or her absence, a director designated by the meeting, shall be the chairman of any meeting of the board.

3.11 Voting: At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In the case of an equality of votes the chairman of the meeting shall be entitled to a casting vote to decide the issue only if the chairman of the meeting is the Chairman of the Board.

3.12 Signed Resolutions: When there is a quorum of directors in office, a resolution in writing signed by all the directors entitled to vote thereon at a meeting of the board or any committee thereof is as valid as if passed at such meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

3.13 Meetings by Telephone: If all of the directors consent (such consent may be given at any time), a director may participate in a meeting of directors or committee thereof by means of such telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and such director shall be deemed to be present at the meeting.

3.14 Remuneration: Directors may be paid such remuneration for acting as directors and such sums in respect of their out-of-pocket expenses incurred in performing their duties as the board may determine from time to time. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

3.15 Committees: The board shall appoint an audit committee. The board, from time to time, may appoint other committees of directors including an executive committee, a majority of which shall be, unless otherwise permitted under the Act, resident Canadians. The composition of each committee shall meet the requirements of the Act. Each committee shall have those powers and duties lawfully delegated to it by the board or provided by the Act. Unless otherwise determined by the board, each committee may fix its quorum, elect its chairman and secretary and adopt rules to regulate its procedure. Subject to the foregoing, the procedure of each committee shall be governed by the provisions of this by-law which govern proceedings of the board so far as the same can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor, in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor, in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his or her absence, some other member of the committee. The secretary of each committee shall act as the secretary of the committee or, in his or her absence, some other member of the committee shall so act. Each committee shall keep records of its proceedings and transactions and shall report all such proceedings and transactions to the board in a timely manner.

ARTICLE FOUR

OFFICERS AND EMPLOYEES

4.01 Appointment of Officers: From time to time the board may appoint a Chairman of the Board or Co-Chairman of the Board, a Vice-Chairman of the Board, a President, one or more Executive Vice-Presidents, one or more senior Vice-Presidents, one or more Vice-Presidents, a Treasurer, a Secretary, a Controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed, may designate one officer as a Chief Executive Officer of the Corporation and one officer as Chief Financial Officer of the Corporation and may revoke such designation. One person may hold more than one office. Except for the Chairman of the Board, any Co-Chairman of the Board or any Vice-Chairman of the Board, the officers so appointed need not be directors.

4.02 Appointment of Non-Officers: The board may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the board may determine from time to time.

4.03 Terms of Employment or Service: The board may settle from time to time the terms of employment of the officers and other persons appointed by it and may remove at its pleasure any such person without prejudice to his or her rights, if any, to compensation under any employment contract.

4.04 Powers and Duties of Officers: The board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

4.05 Incentive Plans: For the purposes of enabling key officers and employees of the Corporation and its affiliates to participate in the growth of the Corporation and of providing effective incentives to such officers and employees, the board may establish such plans (including stock option plans, stock purchase plans and stock bonus plans) and make such rules and regulations with respect thereto, and such changes in such plans, rules and regulations, as the board may deem advisable from time to time. From time to time the board may designate the key officers and employees entitled to participate in any such plan. For the purposes of any such plan the Corporation may provide such financial assistance by means of loan, guarantee or otherwise to key officers and employees as is permitted by the Act.

ARTICLE FIVE

CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

5.01 Standard of Care: Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02 Disclosure of Interest: A director or officer who now or in future is a party to, or is a director or officer of, or has a material interest in another person who is a party to, any existing or proposed material contract or transaction with the Corporation shall, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of the board the nature and extent of his or her interest. Except as permitted by the Act, a director so interested shall not vote on any resolution to approve such contract or transaction. A general notice to the board by a director or officer that he or she is a director or officer, of or has a material interest in, a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.

5.03 Indemnity: Every person who at any time is or has been a director or officer of the Corporation or who at any time acts or has acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of every such person, shall at all times be indemnified by the Corporation in every circumstance where the Act so permits or requires. In addition and without prejudice to the foregoing and subject to the limitations in the Act regarding indemnities in respect of derivative actions, every person who at any time is or has been a director or officer of the Corporation or properly incurs or has properly incurred any liability on behalf of the Corporation or who at any time acts or has acted at the Corporation's request (in respect of the Corporation or any other person), and his heirs and legal representatives, shall at all times be indemnified by the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him or her in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation (apprehended, threatened, pending, under way or completed) to which he or she is or may be made a party, or in which he or she is or may become otherwise involved, by reason of being or having been such a director or officer or by reason of so incurring or having so incurred such liability or by reason of so acting or having so acted (or by reason of anything alleged to have been done, omitted or acquiesced in by him or her in any such capacity or otherwise in respect of any of the foregoing), and all appeals therefrom, if:

(a) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing his or her conduct was lawful.

Nothing in this Section shall affect any other right to indemnity to which any person may be or become entitled by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) of this section or any corresponding condition in the Act. From time to time the board may determine that this section shall also apply to the employees of the Corporation who are not directors or officers of the Corporation or to any particular one or more or class of such employees, either generally or in respect of a particular occurrence or class of occurrences and either prospectively or retroactively (to any date not earlier than the date of this by-law). From time to time thereafter the board may also revoke, limit or vary such application of this section.

5.04 Limitation of Liability: So long as he or she acts honestly and in good faith with a view to the best interests of the Corporation, no person referred to in section 5.03 (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation, except where so required by the Act.

5.05 Insurance: Subject to the Act, the Corporation may purchase liability insurance for the benefit of any person referred to in section 5.03.

ARTICLE SIX

BORROWING POWERS

6.01. Borrowing Powers: Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may, without authorization of the shareholders,

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) subject to the provisions of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

6.02. Delegation of Powers: Subject to the Act, the board may by resolution delegate any or all of the powers referred to in Section 6.01 to a director, a committee of directors or an officer of the Corporation.

ARTICLE SEVEN

MISCELLANEOUS

7.01 Execution of Documents: Any contracts or documents to be executed by the Corporation may be signed by any two of the Chairman of the Board or Co-Chairman of the Board, the Vice-Chairman of the Board, the President, an Executive Vice-President, a Senior Vice-President, a Vice-President, the Secretary, the Treasurer or the Controller or by any one of the foregoing persons and a director, an Assistant Secretary, an Assistant Treasurer or an Assistant Controller. In addition, the board may from time to time indicate who may or shall sign any particular contract or document or class of contracts or documents. Any officer of the Corporation may affix the corporate seal to any contract or document and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the Act, and if authorized by the board, the corporate seal of the Corporation and the signature of any signing officer may be mechanically or electronically reproduced upon any contracts or documents of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contracts or documents.

7.02 Share Certificates: Every shareholder is entitled at his or her option to a share certificate that complies with the Act and states the number, class and series designation, if any, of shares held by him or her as appears on the records of the Corporation. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares held jointly by several persons, and delivery of such certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and

acknowledgements shall be in such forms as the board by resolution shall approve from time to time and, unless otherwise ordered by the board, shall be signed in accordance with Section 7.01 and need not be under corporate seal. However, certificates representing shares in respect of which a transfer agent has been appointed shall be signed manually by or on behalf of such transfer agent and other share certificates and acknowledgements shall be signed manually by at least one signing officer. Share certificates executed as aforesaid shall be valid notwithstanding that one or both of the officers whose signature (whether manual or facsimile) appears thereon no longer holds office at the date of issue or delivery of the certificate.

7.03 Replacement of Share Certificates: The Secretary of the Corporation may prescribe either generally or in a particular case reasonable conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

7.04 Registration of Transfer: No transfer of shares need be recorded in the register of transfers except upon presentation of the certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with all other conditions set out in the Act.

7.05 Dividends: Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. A dividend payable to any shareholder in money may be paid by cheque payable to the order of the shareholder and shall be mailed to the shareholder by prepaid mail addressed to him or her at his or her recorded address unless he or she directs otherwise. In the case of joint holders the cheque shall be made payable to the order of all of them, unless such joint holders direct otherwise in writing. The mailing of a cheque as aforesaid, unless it is not paid on due presentation, shall discharge the Corporation's liability for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque sent is not received by the payee, the Corporation shall issue to such person a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Secretary may require.

7.06 Dealings with Registered Shareholder: Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of a holder of the share. The Corporation may, however, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his or her authority to exercise the rights relating to a share of the Corporation.

7.07 Notices To Shareholders, Directors: Any notice or document required or permitted to be sent by the Corporation to a shareholder or director may be mailed by prepaid Canadian mail in a sealed or unsealed wrapper addressed to, or may be delivered personally to, such person at his or her last recorded address or may be sent by any means of prepaid transmission or recorded communication or by any other means permitted under the Act. If so mailed, the

notice or document shall be deemed to have been received by the addressee on the third day after mailing. If notices or documents so mailed to a shareholder are returned on three consecutive occasions because he or she cannot be found, the Corporation need not send any further notices or documents to such shareholder until he or she informs the Corporation in writing of his or her new address. If the address of any shareholder does not appear in the records of the Corporation, then any notice or document may be mailed to such address as the person sending the notice or document may consider to be the most likely to reach promptly such shareholder.

7.08 Notices to Others: Any notice or document required or permitted to be sent by the Corporation to any other person may be (a) delivered personally to such person, (b) addressed to such person and delivered to his or her recorded address, (c) mailed by prepaid Canadian mail in a sealed or unsealed envelope addressed to such person at his or her recorded address or (d) addressed to such person and sent to his or her recorded address by telecopier, telegram, telex, cable or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box (if mailed) or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be (if sent by telecopier, telegram, cable, telex or other means of legible communication).

7.09 Changes in Recorded Address: The Secretary may change the recorded address of any person in accordance with any information the Secretary believes to be reliable.

7.10 Computation of Days: In computing any period of days under the by-laws or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a holiday, the period shall end at midnight of the day next following that is not a holiday.

7.11 Omissions and Errors: The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice shall not invalidate any proceeding or action taken at any meeting held pursuant to such notice or otherwise founded thereon.

7.12 Waiver of Notice: Any person entitled to attend a meeting of shareholders or directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or his or her proxyholder or authorized representative or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

7.13 Repeal of Existing By-Laws: Upon this By-law becoming effective, all previous by-laws of the Corporation shall be repealed without prejudice to any action taken thereunder.

MADE by the board this 23rd day of April, 1997.
CONFIRMED by the shareholders this 2nd day of June, 1997.



Industry Canada Industrie Canada

Certificate of Incorporation

Certificat de constitution

Canada Business Corporations Act

Loi régissant les sociétés par actions de régime fédéral

3061213 CANADA INC.	306121-3
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi régissant les sociétés par actions de régime fédéral.*

[signature]	August 19, 1994/le 19 août 1994
Director - Directeur	Date of Incorporation - Date de constitution

Canadä



Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

FORM 1 — ARTICLES OF INCORPORATION (SECTION 6)

FORMULE 1 — STATUTS CONSTITUTIFS (ARTICLE 6)

1 — Name of corporation — Dénomination de la société

3061213 CANADA INC.

2 — The place in Canada where the registered office is to be situated — Lieu au Canada où doit être situé le siège social

Vancouver, British Columbia

3 — The classes and any maximum number of shares that the corporation is authorized to issue — Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of common shares without nominal or par value.

4 — Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

No shares of the Corporation shall be transferred without the approval of the directors evidenced by a resolution of the board.

5 — Number (or minimum and maximum number) of directors — Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1 Maximum 20

6 — Restrictions, if any, on business the corporation may carry on — Limites imposées à l'activité commerciale de la société, s'il y a lieu

N/A

7 — Other provisions, if any — Autres dispositions, s'il y a lieu

N/A

8 — Incorporators — Fondateurs

Name(s) — Nom(s)	Address (include postal code) / Adresse (inclure le code postal)	Signature
Fondateurs Inteltex Inc. Inteltex Incorporators Inc.	651 Notre Dame Street West, 3rd Floor Montreal, Quebec, H3C 1J1	James Smith

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE SEULEMENT
Corporation No. — N° de la société: 306121-3

Filed — Déposée: AOUT 22 1994

7530 21 029 1295(01 621 40

Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi régissant les sociétés par actions de régime fédéral

GENERAL MINERALS CORPORATION **306121-3**

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; ☐ a) en vertu de l'article 13 de la *Loi régissant les sociétés par actions de régime fédéral*, conformément à l'avis ci-joint;

(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; ☐ b) en vertu de l'article 27 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; ☐ c) en vertu de l'article 179 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; ☐ d) en vertu de l'article 191 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

(e) under section 192 of the *Canada Business Corporations Act* as set out in the attached articles of arrangement. ☐ e) en vertu de l'article 192 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses d'arrangement ci-jointes.

Director - Directeur

September 29, 1994/le 29 septembre 1994

Date of Amendment - Date de modification

Canada

7530-21-936-2140 (12-93)

Canada Business Corporations Act	Loi régissant les sociétés par actions de régime fédéral	FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 177)	FORMULE 4 CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)

— Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
3061213 CANADA LTD.	306121-3

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The name of the Corporation be changed to:

GENERAL MINERALS CORPORATION

Date	Signature	Title — Titre
September 20, 1994	Dr. Lawrence A. Dick	Director

7530-21-936-1387 (01-93) 46

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Filed - Déposée
SEP 2 0 1994

Document: 78172 Version: 2

Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi régissant les sociétés par actions de régime fédéral

GENERAL MINERALS CORPORATION

Name of corporation-Dénomination de la société

306121-3

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi régissant les sociétés par actions de régime fédéral*, conformément à l'avis ci-joint;
(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;	☐	d) en vertu de l'article 191 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;
(e) under section 192 of the *Canada Business Corporations Act* as set out in the attached articles of arrangement.	☐	e) en vertu de l'article 192 de la *Loi régissant les sociétés par actions de régime fédéral*, tel qu'il est indiqué dans les clauses d'arrangement ci-jointes.



Director - Directeur

October 31, 1994/le 31 octobre 1994

Date of Amendment - Date de modification

Canada

Corporate Affairs Canada | Affaires commerciales Canada

Canada Business Corporations Act | Loi régissant les sociétés par actions de régime fédéral

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
GENERAL MINERALS CORPORATION	3061213

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

Section 3 is deleted in its entirety and replaced with Schedule "A" hereto.

Section 4 is deleted in its entirety and replaced with the following:

"None".

Date	Signature	Title — Titre
tober 28, 1994	[signature]	President

...0-21-936-1387 (01-93) 46

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Filed - Déposée OCT 3 1 1994

SCHEDULE "A"

The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of special shares.

The rights, privileges, restrictions and conditions attaching to all classes of shares are as follows:

PART I - COMMON SHARES

ARTICLE ONE

DESIGNATION

Section 1.01 Designation: The common shares of the Corporation shall be designated as common shares (hereinafter called "Common Shares") and shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE TWO

DIVIDENDS

Section 2.01 Payment of Dividends: Subject to the rights of the holders of any other class or series of shares of the Corporation, the holders of Common Shares shall be entitled to receive, and the Corporation shall pay thereon, non-cumulative dividends if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends.

Section 2.02 Method of Payment: Cheques payable in lawful money of Canada at par at any branch in Canada of any of the bankers of the Corporation for the time being shall be issued in respect of the dividends payable on the Common Shares to the holders of the Common Shares entitled thereto, less any tax required to be deducted or withheld therefrom by or on behalf of the Corporation. Dividends which are represented by a cheque which has not been presented to the drawee for payment or that otherwise remains unclaimed for a period of six years from the date on which such cheque was issued shall be forfeited to the Corporation.

ARTICLE THREE

DISTRIBUTIONS

Section 3.01 Definitions: For the purposes of this Article, "final distribution" means the distribution of assets of the Corporation on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs.

Section 3.02 Distributions: Subject to the rights of the holders of any other class or series of shares of the Corporation, the holders of Common Shares are entitled to receive equally, share for share all property of the Corporation that is ever distributed to any of its shareholders (including without limitation on any final distribution).

ARTICLE FOUR

VOTING RIGHTS

Section 4.01 Voting Rights: The holders of Common Shares are entitled as such to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote for each Common Share held on all votes taken at such meetings.

PART II - SPECIAL SHARES

ARTICLE ONE

DESIGNATION

Section 1.01 Designation: The special shares of the Corporation shall be designated as convertible preferred shares (hereinafter called "Special Shares") and shall have attached thereto the following rights, privileges, restrictions and conditions:

ARTICLE TWO

DEFINITIONS AND INTERPRETATION

Section 2.01 Definitions: Where used in these provisions, the following words, terms and phrases shall, unless the context otherwise requires, have the following meanings:

(a) "board of directors" or "directors" means the board of directors of the Corporation or, if duly constituted and empowered, the executive or any other committee of the board of directors of the Corporation for the time being, and reference without further elaboration to action by the directors means either action by the directors of the Corporation as a board or action by any such committee;

(b) "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a holiday in Canada or in the province or municipality in which the registered office of the Corporation is located;

(c) "CBCA" means the Canada Business Corporations Act, as amended, consolidated or re-enacted from time to time, or any act in substitution therefor;

(d) "close of business" means 5:00 p.m., Vancouver time, on a Business Day;

(e) "Common Shares" means the common shares without nominal or par value which the Corporation is authorized to issue and any securities, property or cash resulting from any increase, subdivision, reclassification, conversion or any other change thereof;

(f) "Conversion Number" means the number of Common Shares into which one Special Share may be converted at the particular time;

(g) "conversion privilege" means the right to convert the Special Shares into Common Shares contained in Article Four hereof;

(h) "Current Market Price" of the Common Shares on any date means the price per Common Share equal to the weighted average price at which the Common Shares have traded on The Toronto Stock Exchange or, if the Common Shares are not then traded on The Toronto Stock Exchange, on such stock exchange on which such Common Shares are traded as may be selected for such purpose by the directors, during the period of any 30 consecutive trading days commencing 45 trading days before such date or, if the Common Shares are not then traded on any stock exchange, the fair market value of such Common Shares as determined by the board of directors in its sole discretion;

(i) "holder" means a person or, in the case of joint holders, the persons recorded on the securities register of the Corporation as being the registered holder or holders of one or more Special Shares;

(j) "Prospectus Receipt Date" means the date on which, pursuant to the securities legislation of the Province of Ontario, either

(i) a receipt for a final prospectus is issued, or

(ii) if required, completion is effected of the filing of an amendment to a final prospectus,

in either case, qualifying the issue of the Common Shares of the Corporation upon the conversion of the Special Shares; and

(k) "trading day" means a day on which the relevant stock exchange is open for business.

Section 2.02 <u>Gender</u>: Words importing only the singular number include the plural and vice versa and words importing any gender include all genders and neuter.

Section 2.03 Currency: All monetary amounts referred to herein shall be in lawful money of Canada.

Section 2.04 Headings: The division of these provisions into articles, sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 2.05 References to These Provisions: The words "herein", "hereto", "hereunder", "hereof" and "hereby" and similar expressions mean or refer to these provisions as a whole and not to any particular article, section, paragraph or other portion hereof and the words "article", "section", "paragraph" and "subparagraph" followed by a number or a letter or any combination thereof refer to the specified article, section, paragraph or subparagraph hereof.

Section 2.06 Business Days: In the event that any date on which or by which any action is required to be taken by the Corporation hereunder is not a Business Day, then such action shall be required to be taken on or by the next succeeding date that is a Business Day.

Section 2.07 Notices: Any notice, which term shall include any communication or document, required or permitted to be given, sent, delivered or otherwise served to or upon a holder of Special Shares pursuant to these provisions shall, unless some other means is specifically required, be sufficiently given, sent, delivered or otherwise served if given, sent, delivered or served by prepaid mail to the addresses of the holders of the Special Shares as recorded on the securities register of the Corporation and shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

Section 2.08 Canada Business Corporations Act: These provisions shall be governed by and are subject to the applicable provisions of the CBCA and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the CBCA shall have the respective meanings ascribed thereto in the CBCA.

ARTICLE THREE

DIVIDENDS

Section 3.01 Payment of Dividends: The holders of Special Shares shall be entitled to receive, and the Corporation shall pay thereon, in priority to any dividends declared by the directors on the Common Shares of the Corporation, non-cumulative dividends if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends.

Section 3.02 Method of Payment: Cheques payable in lawful money of Canada at par at any branch in Canada of any of the bankers of the Corporation for the time being shall be issued in respect of the dividends payable on the Special Shares to the holders of the Special Shares entitled thereto, less any tax required to be deducted or withheld therefrom by or on behalf of the Corporation. Dividends which are represented by a cheque which has not been presented to the drawee for payment or that otherwise remains unclaimed for a period of six years from the date on which such cheque was issued shall be forfeited to the Corporation.

Section 3.03 Concerning Dividends: The holder of any Special Share on the record date for any dividend declared payable on such Special Share shall be entitled to receive such dividend notwithstanding that such Special Share is converted after such record date and before the payment date of such dividend and the registered holder of any Common Shares resulting from any conversion of Special Shares shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the date of conversion. Subject to these provisions, upon the conversion of any Special Shares into Common Shares, the Corporation shall not make any payment or adjustment on account of any dividends on the Special Shares so converted or on account of any dividends on the Common Shares issuable on conversion of Special Shares.

ARTICLE FOUR

CONVERSION

Section 4.01 Right of Conversion of Holder: Subject to the provisions of the CBCA and these provisions, the holder of one or more Special Shares shall have the right, at his option, at any time, to convert such Special Shares into fully-paid and non-assessable Common Shares on a conversion basis of either:

(i) if the Prospectus Receipt Date is 12 months or earlier following the date of issuance of the Special Shares, one Common Share for each one Special Share held; or

(ii) if the Prospectus Receipt Date is more than 12 months following the date of issuance of the Special Shares, 1.1 Common Shares for each one Special Share held,

subject to adjustment as provided hereinafter in this Article.

Section 4.02 Adjustment of Conversion Privilege: The Conversion Number in effect from time to time shall be subject to adjustment from time to time in accordance with the following provisions:

(a) Stock Dividends, Subdivisions and Consolidations: If the Corporation shall:

(i) issue Common Shares or securities exchangeable for or convertible into Common Shares pursuant to a stock dividend to all or substantially all of the holders of Common Shares;

(ii) make a distribution on its issued and outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii) subdivide its issued and outstanding Common Shares into a greater number of Common Shares; or

(iv) consolidate its issued and outstanding Common Shares into a smaller number of Common Shares;

(any such event being called a "Common Share Reorganization"), the Conversion Number then in effect shall be adjusted effective immediately after the record date on which the holders of Common Shares are determined for the purposes of the Common Share Reorganization to the Conversion Number determined by multiplying the Conversion Number then in effect by the fraction, the numerator of which shall be the number of Common Shares issued and outstanding after the completion of such Common Share Reorganization, including in the case where securities exchangeable for or convertible into Common Shares are issued or distributed, the number of Common Shares that would be issued and outstanding had such securities been exchanged for or converted into Common Shares on such record date and the denominator of which shall be the number of Common Shares issued and outstanding on such record date.

(b) Rights Offerings: If the Corporation shall distribute rights, options or warrants, other than rights, options or warrants exercisable within a period of 45 days after the record date for such distribution to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per Common Share or at an exchange or conversion value per Common Share in the case of securities exchangeable for or convertible into Common Shares at least equal to 95% of the Current Market Price determined as of the record date for such distribution, to all or substantially all of the holders of Common Shares (any such event being called a "Rights Offering"), the Conversion Number then in effect shall be adjusted effective immediately after the record date on which holders of Common Shares are determined for the purposes of the Rights Offering to the Conversion Number determined by multiplying:

(i) the Conversion Number in effect on such record date by;

(ii) the fraction

(A) the numerator of which shall be the aggregate of

(I) the number of Common Shares issued and outstanding on such record date, and

(II) the number of Common Shares offered pursuant to the Rights Offering or the maximum number of Common Shares for or into which the securities so offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, and

(B) the denominator of which shall be the aggregate of

(I) the number of Common Shares issued and outstanding on such record date, and

(II) the number determined by dividing either

(1) the product of

(a) the number of Common Shares so offered, and

(b) the price at which each one of such Common Shares is offered, or

(2) the product of

(a) the maximum number of Common Shares for or into which the securities so offered pursuant to the Rights Offering may be exchanged or converted, and

(b) the exchange or conversion value of each one of such securities so offered,

as the case may be, by the Current Market Price determined as of such record date.

To the extent that such options, rights or warrants are not exercised prior to the expiry date thereof, the Conversion Number shall be re-adjusted effective immediately after such expiry date to the Conversion Number which would then have been in effect based upon

the number of Common Shares or securities exchangeable for or convertible into Common Shares actually delivered on the exercise of such options, rights or warrants.

(c) Special Distributions: If the Corporation shall distribute to all or substantially all of the holders of Common Shares:

(i) shares of any class other than Common Shares;

(ii) rights, options or warrants, other than rights, options or warrants referred to in paragraph (b) of this Section;

(iii) evidences of indebtedness; or

(iv) any other assets, excluding Common Shares issued by way of stock dividends and cash dividends paid out of earnings including the value of any shares or other property distributed in lieu of such cash dividends at the option of shareholders; and

such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any such event being called a "Special Distribution"), the Conversion Number then in effect shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purpose of the Special Distribution to the Conversion Number determined by multiplying:

(v) the Conversion Number in effect on the record date of the Special Distribution by;

(vi) the fraction

(A) the numerator of which shall be the number of Common Shares issued and outstanding on such record date multiplied by the Current Market Price determined as of such date, and

(B) the denominator of which shall be the difference between

(I) the product of

(1) the number of Common Shares issued and outstanding on such record date, and

(2) the Current Market Price determined as of such date, and

(II) the fair value, as determined by the directors, whose determination shall be conclusive, to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(d) Other Reorganizations: If and whenever there is a reorganization of the Corporation not otherwise provided for in this Article or a consolidation, merger or amalgamation of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), any holder of Special Shares who has not exercised his right of conversion prior to the effective date of such Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of such right at any time after the effective date of such Capital Reorganization, in lieu of the number of Common Shares to which he was theretofore entitled on conversion, the aggregate number of shares, other securities or property of the Corporation or of the body corporate resulting from the Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon conversion subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in paragraphs (a), (b) and (c) of this Section; provided that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Special Shares shall thereafter be entitled to receive such number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization.

(e) Reclassification: If the Corporation shall reclassify the issued and outstanding Common Shares (such event being called a "Reclassification"), the conversion privilege shall be adjusted effective immediately after the record date of such reclassification so that holders of Special Shares surrendered for conversion after such date shall be entitled to receive the shares that they would have received had such Special Shares been converted immediately prior to such record date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in paragraphs (a), (b) and (c) of this Section.

Section 4.03 <u>Price Adjustment Rules</u>: The following rules and procedures shall be applicable to adjustments of the conversion privilege made pursuant to Section 4.02 hereof:

(a) No adjustment in the Conversion Number shall be required unless such adjustment would result in a change of at least 1% in the Conversion Number then in effect; provided, however, that any adjustments which, except for the provisions of this paragraph, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(b) No adjustment in the Conversion Number shall be made in respect of any event described in Section 4.02 hereof, other than the events referred to in subparagraphs 4.02(a)(iii) and (iv) hereof, paragraph 4.02(b) and paragraph 4.02(c) hereof, if the holders of the Special Shares are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Special Shares prior to or on the effective date or record date of such event.

(c) No adjustment in the Conversion Number shall be made pursuant to Section 4.02 hereof in respect of the issue from time to time of Common Shares to holders of Common Shares who exercise an option to receive substantially equivalent dividends in Common Shares or securities exchangeable for or convertible into Common Shares in lieu of receiving cash dividends, and any such issue shall be deemed not to be a Common Share Reorganization.

(d) No adjustment in the Conversion Number shall be made if such adjustment would result in a decrease in the Conversion Number other than in respect of a consolidation of the issued and outstanding Common Shares into a smaller number of Common Shares.

(e) If a dispute shall at any time arise with respect to adjustments of the conversion privilege, such dispute shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors and any such determination shall be binding upon the Corporation and all shareholders of the Corporation.

(f) Forthwith after any adjustment in the conversion privilege pursuant to Section 4.02 hereof, the Corporation shall file with the transfer agent for the Special Shares, if any, a certificate certifying as to the particulars of such adjustment and, in reasonable detail, the event requiring and the manner of determining such adjustment. The Corporation shall also at such time give written notice to the holders of Special Shares of

the Conversion Number following such adjustment and the provisions of Section 2.07 hereof with respect to the giving of notice shall apply mutatis mutandis.

(g) In the event that the Corporation shall take, after the date on which the articles of amendment of which these provisions form a part become effective, any action affecting the Common Shares other than any action described in Section 4.02 hereof which in the opinion of the directors would materially affect the rights of the holders of the Special Shares, the Conversion Number shall be adjusted in such manner, if any, and at such time, by action of the directors in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of any action by the directors so as to provide for an adjustment on or prior to the effective date or record date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

Section 4.04 Conversion Procedure: The conversion privilege herein provided for may be exercised by the holder of Special Shares by such holder delivering the certificate representing such Special Shares to the registered office of the Corporation accompanied by:

(a) payment or evidence of payment of any tax, if any, payable as provided in Section 4.09 of these provisions; and

(b) a written instrument of surrender in form satisfactory to the Corporation executed by the holder or his authorized attorney which shall specify the number of Special Shares which the holder desires to have converted. If less than all of the Special Shares represented by any certificate are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Special Shares comprised in the certificate surrendered as aforesaid which are not to be converted. On any conversion of Special Shares the certificate or certificates representing the Common Shares resulting therefrom shall be issued in the name of the holder of the Special Shares converted or, subject to payment by the holder of any stock transfer or other applicable taxes, in such name or names as such holder may direct in writing either by notice accompanying the written instrument delivered to the Corporation, by completion of a form of stock transfer or otherwise, and shall be delivered to or to the order of the holder of the Special Shares so converted. The right of a holder of Special Shares to convert such Special Shares into

Common Shares shall be deemed to have been exercised, and the Special Shares to be converted, and the holder of the Special Shares so converted or any person or persons in whose name or names such holder of Special Shares shall have directed certificates representing the Common Shares to be issued, shall be deemed to have become a holder of Common Shares of record for all purposes on the date of delivery of the certificate representing the Special Shares to be converted accompanied by a properly executed written instrument notwithstanding any delay in the delivery of the certificate or certificates representing the Common Shares into which such Special Shares have been converted.

Section 4.05 Avoidance of Fractional Shares: In any case where a fraction of a Common Share would otherwise be issuable on the conversion of one or more Special Shares, the Corporation shall adjust such fractional interest by the payment by cheque in an amount equal to the Current Market Price determined as of the date of the notice of conversion multiplied by such fractional interest.

Section 4.06 Postponement of Conversion: In any case where the application of Section 4.02 hereof results in a change in the Conversion Number in effect immediately after the record date for a specific event, if any Special Shares are converted after that record date and prior to completion of the event, the Corporation may postpone the issue to the holder of such Special Shares of the Common Shares to which he is entitled by reason of the exercise of the conversion privilege but such Common Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Common Shares calculated on the basis of the Conversion Number adjusted upon completion of that event, and the Corporation shall at the time of conversion deliver to the holder an appropriate instrument evidencing his right to receive such Common Shares.

Section 4.07 Creation and Issuance of Common Shares: Nothing herein contained shall affect or restrict the right of the Corporation to increase the number of its Common Shares or to issue additional Common Shares from time to time.

Section 4.08 Notice of Certain Events: If the Corporation intends to fix the record date for:

(a) any Common Share Reorganization, other than the subdivision of issued and outstanding Common Shares into a greater number of Common Shares or the consolidation of issued and outstanding Common Shares into a smaller number of Common Shares;

(b) any Rights Offering;

(c) any Special Distribution;

(d) any Capital Reorganization; or

(e) any Reclassification;

the Corporation shall, not less than 14 days prior to such record date, or if no record date is fixed, prior to the effective date of such event, give notice to the holders of the Special Shares in the manner provided in Section 2.07 hereof of the particulars of the proposed event to the extent that such particulars have been determined at the time of giving of the notice.

Section 4.09 Fees and Taxes: The issue of certificates representing Common Shares, Special Shares and other securities upon the conversion of Special Shares shall be made without charge to the holder of Special Shares so converting for any fee or tax in respect of the issue of such certificates or any Common Shares, Special Shares or other securities represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares or other securities are issued in respect of the issue of such Common Shares or other securities or the certificates therefor or which may be payable in respect of any transfer involved in the issue and delivery of any such certificates in a name or names other than that of the holder of the Special Shares converted and the Corporation shall not be required to issue or deliver such certificates unless the person or persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax shall have been paid.

Section 4.10 Conversion by the Corporation: At any time on or after the 10th day after the Prospectus Receipt Date, the Corporation shall have the right, at its option, subject to these provisions, after having given five days' prior notice in writing to the holders of the Special Shares of its intention to do so, to convert all, but not less than all, of the then issued and outstanding Special Shares into Common Shares and the provisions of this Article Four shall apply, mutatis mutandis, to such conversion of Special Shares.

ARTICLE FIVE

VOTING RIGHTS

Section 5.01 Voting Rights: The holders of the Special Shares are entitled as such to receive notice of and to attend all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote for each Special Share held on all votes taken at such meetings.

ARTICLE SIX

RESTRICTIONS ON DIVIDENDS AND RETIREMENT AND ISSUE OF SHARES

Section 6.01 Restrictions on Dividends and Retirement and Issue of Shares: So long as any of the Special Shares are issued and outstanding, the Corporation shall not, without the approval of the holders of the Special Shares given in accordance with the provisions of Article Eight hereof:

(a) declare, pay or set apart for payment any dividend on the Common Shares or any other shares of the Corporation;

(b) redeem, purchase for cancellation or otherwise retire or make any capital distribution on or in respect of, any Common Shares or other shares of the Corporation; or

(c) purchase for cancellation or otherwise retire less than all of the then issued and outstanding Special Shares.

ARTICLE SEVEN

LIQUIDATION, DISSOLUTION OR WINDING-UP

Section 7.01 Liquidation, Dissolution or Winding-Up: In the event of the the distribution of assets of the Corporation on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs (a "final distribution"), the holders of Special Shares shall be entitled to receive from the property and assets of the Corporation the amount equal to $1.25 per Special Share together with the amount equal to all dividends declared and unpaid thereon up to but not including the date of distribution, before any amount shall be paid by the Corporation, or any assets of the Corporation shall be distributed, to holders of Common Shares. After payment to the holders of Special Shares of the amount so payable to them, the holders of Special Shares shall, after the payment to the registered holder of each one Common Share of the amount paid to the holders of Special Shares in respect of each one Special Share, be entitled to receive equally, share for share with the holders of the Common Shares all property of the Corporation that is ever distributed to any of its shareholders (including without limitation on any final distribution).

ARTICLE EIGHT

APPROVAL OF MODIFICATION

Section 8.01 Approval of Holders of Special Shares: The approval or consent of the holders of Special Shares with respect to any and all matters referred to herein or of any other matter requiring the

approval or consent of the holders of Special Shares may be given in such manner as may then be required by law subject to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Special Shares.

Section 8.02 Separate Class Vote: The holders of Special Shares shall not, except to the minimum extent specifically provided in the CBCA, be entitled to vote separately as a class upon any proposal to amend the articles of the Corporation.

Industry Canada Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

GENERAL MINERALS CORPORATION — **306121-3**

Name of corporation-Dénomination de la société — Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;	☐	a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;
(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;	☒	c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization.	☐	d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes.

Director - Directeur

June 2, 1997/le 2 juin 1997
Date of Amendment - Date de modification

Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

(SECTION 27 OR 177) — (ARTICLES 27 OU 177)

1 – Name of corporation – Dénomination de la société	2 – Corporation number – Numéro de la société
GENL..AL MINERALS CORPORATION	306121-3

3 – The articles of the above-named corporation are amended as follows: — Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

To change the place in which the registered office is situated from the City of Vancouver in the Province of British Columbia to the City of Calgary in the Province of Alberta.

Date			Signature	Title – Titre
D-J	M	Y-A		
	06	97	[signature]	Chief Financial Officer

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE SEULEMENT
Filed – Déposée JUN JUIN 0 2 1997


Industry Canada | Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

GENERAL MINERALS CORPORATION

306121-3

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;

☐ a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;

☐ b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;

☑ c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;

☐ d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

February 8, 2001 / le 8 février 2001

Date of Amendment - Date de modification

Canada

 Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

Name of corporation - Dénomination de la société	2 - Corporation No. - N° de la société
GENERAL MINERALS CORPORATION	306121-3

3 - The articles of the above-named corporation are amended as follows: — Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The directors of the Corporation may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Date	Signature	Title - Titre
ebruary 6, 2001	[signature]	Brian Cramm, Chief Financial Officer

Canada

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
Filed - Déposée FEB [illegible] 2001

DSG 01/2000

TOTAL P.02



Industry Canada | Industrie Canada

Certificate of Amendment | **Certificat de modification**

Canada Business Corporations Act | **Loi canadienne sur les sociétés par actions**

GENERAL MINERALS CORPORATION

Name of corporation-Dénomination de la société

306121-3

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

☐ a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice;

a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

☐ b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares;

b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

☑ c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment;

c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

☐ d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization;

d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

June 17, 2003 / le 17 juin 2003

Date of Amendment - Date de modification





Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

1 – Name of the Corporation - Dénomination sociale de la société	2 – Corporation No - N° de la société
General Minerals Corporation	306121-3

3 – The articles of the above-named corporation are amended as follows | Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation on the basis of one (1) new common share for each ten (10) common shares currently issued or authorized; provided that in the event that the consolidation would otherwise result in the issuance of a fractional common share, no fractional common share shall be issued and the holder of such fractional common share will be paid an amount equal to that number of pre-consolidation common shares that would otherwise result in the fractional common share, multiplied by the closing price of common shares of the Corporation on the last day of trading immediately preceding the date upon which these articles of amendment become effective. To the extent permitted under applicable law, the right to receive payment of any amount in respect of the fractional common share interest shall expire on the sixth anniversary date of the effective date of consolidation, and any amounts payable in respect of fractional common share interests which remain unclaimed on such date shall be forfeited to the Corporation.

Date	Signature	4 – Capacity of - En qualité de
JUNE 16, 2003	[signature]	President
For Departmental Use Only À l'usage du ministère seulement Filed Déposée JUN 17 2003	Printed Name - Nom en lettres moulées Ralph G. Fitch	

C 3069 (2001/11) DSG 11/2001

Canada

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE OCTOBER 26, 2003.

Void after 5:00 p.m. (Toronto time) on the Expiry Date.

GENERAL MINERALS CORPORATION
(Incorporated under the laws of Canada)

Warrants to Subscribe for Common Shares

Certificate No.: W-● June 25, 2003

1. THIS IS TO CERTIFY THAT, for value received, ● (the "holder") is entitled to subscribe for and purchase up to ● fully paid and non-assessable common shares ("Common Shares"), as constituted on the date hereof, in the capital of General Minerals Corporation (the "Company") at the Exercise Price (as hereinafter defined) in lawful money of Canada at any time up to 5:00 p.m., Toronto time (the "Time of Expiry"), on June 25, 2008 (the "Expiry Date"), all subject to adjustment as hereinafter provided, by surrendering this Warrant certificate with the subscription form duly completed and executed and the Exercise Price therefor to the executive office of the Company. The Exercise Price shall be as follows:

Date	Exercise Price
From the date of issue to June 25, 2004	$1.40
From June 26, 2004 to June 25, 2005	$1.54
From June 26, 2005 to June 25, 2006	$1.69
From June 26, 2006 to June 25, 2007	$1.86
From June 26, 2007 to the Expiry Date	$2.05

2. At any time after June 25, 2004 and up to and including the Time of Expiry, the Company may redeem all but not less than all of the Warrants then outstanding upon not less than 15 business days prior written notice to the holder and upon payment of $0.0001 per Warrant, provided that the Trading Price (as hereinafter defined) for 20 consecutive trading days is equal to or greater than the Trigger Price (as hereinafter defined) as at such date and provided that notice of such redemption is provided to the holder within 20 business days after the last of such 20 consecutive trading days. For purposes hereof, the Trigger Price shall be as follows:

Date	Trigger Price
From June 26, 2004 to June 25, 2005	$1.93
From June 26, 2005 to June 25, 2006	$2.12
From June 26, 2006 to June 25, 2007	$2.33
From June 26, 2007 to the Expiry Date	$2.57

3. The holder may subscribe for and purchase less than the full number of Common Shares of the Company entitled to be subscribed for and purchased hereunder. In the event that the holder subscribes for and purchases less than the full number of Common Shares entitled to be subscribed for and purchased under this Warrant certificate prior to the Time of Expiry, the Company shall issue a new Warrant certificate to the holder in the same form as this Warrant certificate with appropriate changes.

4. Within five business days of receipt of this Warrant certificate with the subscription form duly completed and executed, the Company shall deliver or cause to be delivered to the holder a certificate representing the Common Shares subscribed for and purchased by the holder hereunder against payment for such Common Shares by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company. The holder acknowledges and agrees that the Common Shares issuable upon exercise of this Warrant may be subject to resale restrictions under applicable securities legislation and that the certificate(s) representing such Common Shares will, if required by the applicable securities legislation, contain an appropriate legend.

5. Nothing contained in this Warrant certificate shall be construed as conferring upon the holder any right or interest whatsoever as a holder of Common Shares of the Company or any other right or interest except as herein expressly provided.

6. (a) In case of any reclassification of the Common Shares or change of the Common Shares into other shares, or in case of the consolidation, merger, reorganization or amalgamation of the Company with or into any other corporation or entity which results in any reclassification of the Common Shares or a change of the Common Shares into other shares, or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a "Reclassification of Common Shares"), at any time prior to the Time of Expiry, the holder shall, after the effective date of such Reclassification of Common Shares and upon exercise of the right to purchase Common Shares hereunder, be entitled to receive, and shall accept, in lieu of the number of Common Shares to which the holder was theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the holder would have been entitled to receive as a result of such Reclassification of Common Shares if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon such exercise. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 6 with respect to the rights and interests thereafter of the holder of this Warrant certificate to the end that the provisions set forth in this Section 6 shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of this Warrant certificate.

(b) If and whenever at any time prior to the Time of Expiry the Company shall:

(i) subdivide the Common Shares into a greater number of shares;

(ii) consolidate the Common Shares into a lesser number of shares; or

(iii) issue Common Shares, Participating Shares or Convertible Securities to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution on the Common Shares payable in Common Shares, Participating Shares or Convertible Securities;

(any such event being hereinafter referred to as a "Capital Reorganization"), the Exercise Price shall, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend, be adjusted by multiplying the Exercise Price in effect on such effective date or record date by a fraction: (A) the numerator of which shall be the number of Common Shares outstanding before giving effect to such Capital Reorganization; and (B) the denominator of which shall be the number of Common Shares and Participating Shares outstanding after giving effect to such Capital Reorganization (including after giving effect to the deemed conversion into or exchange for Common Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution). Such adjustment shall be made successively whenever any event referred to in this paragraph shall occur and any such issue of Common Shares, Participating Shares or Convertible Securities by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares under paragraphs (c) and (d).

(c) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants (other than this Warrant certificate) to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of the Common Shares on the earlier of the date of the first public announcement of the proposed issuance of such rights, options or warrants and such record date (any such event being hereinafter referred to as a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Market Price of the Common Shares on the record date: (1) the amount obtained by multiplying the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

(ii) the denominator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) whichever of the following is applicable: (1) the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase; or (2) the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(d) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the distribution to all or substantially all the holders of Common Shares of:

(i) shares of any class, whether of the Company or any other corporation;

(ii) rights, options or warrants;

(iii) evidences of indebtedness; or

(iv) other assets or property;

and if such distribution does not constitute a Capital Reorganization or a Rights Offering or does not consist of rights, options or warrants entitling the holders of Common Shares to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date and at a price per share (or having a conversion or exchange price per share) of at least 95% of the Current Market Price of the Common Shares on the earlier of the date of the first public announcement of such distribution and such record date (any such non-excluded event being hereinafter referred to as a "Special Distribution") the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction: (A) the numerator of which shall be the amount by which (1) the amount obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date, exceeds (2) the fair market value (as determined by the directors of the Company, which determination shall be conclusive) to the holders of such Common Shares of such Special Distribution; and (B) the denominator of which shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(e) If and wherever at any time after the date hereof and prior to the Time of Expiry there is an adjustment in the Exercise Price pursuant to the provisions of this Section 6, the number of Common Shares purchaseable upon the exercise of this Warrant certificate will be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares previously issuable on the exercise thereof by a fraction the numerator of which will be the Exercise Price in effect immediately prior to such adjustment and the denominator of which will be the Exercise Price resulting from such adjustment.

(f) For the purpose of this Section 6: (i) "Participating Share" means a share (other than a Common Share) that carries the right to participate in earnings to an unlimited degree; and (ii) "Convertible Security" means a security convertible into or exchangeable for a Common Share or a Participating Share or both.

(g) No adjustment pursuant to this Section 6 shall be made in respect of dividends (payable in cash, Common Shares or Participating Shares) declared payable on the Common Shares in any fiscal year of the Company to the extent that such dividends, when aggregated with any dividends previously declared payable on the Common Shares in such fiscal year, do not exceed 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

(h) In any case in which this Section 6 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the holder, upon the exercise of this Warrant certificate after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to the holder an appropriate instrument evidencing the holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares on and after such exercise.

(i) The adjustments provided for in this Section 6 are cumulative, shall, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive Reclassifications of Common Shares, Capital Reorganizations, Rights Offerings and Special Distributions; provided that, notwithstanding any other provision of this Section

6, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price (except upon a consolidation of the outstanding Common Shares) and no adjustment of the Exercise Price shall be required unless such adjustment would require a decrease of at least 1% of the Exercise Price then in effect (provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment).

(j) No adjustment in the number of Common Shares which may be purchased upon exercise of this Warrant certificate or in the Exercise Price shall be made pursuant to this Warrant certificate if the holder is entitled to participate in such event on the same terms mutatis mutandis as if the holder had exercised this Warrant certificate for Common Shares prior to the effective date or record date of such event.

(k) In the event of any question arising with respect to the adjustments provided in this Section, such question shall conclusively be determined by a firm of chartered accountants appointed by the Company and acceptable to the holder (who may be the Company's auditors). Such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder.

(l) As a condition precedent to the taking of any action which would require an adjustment in the subscription rights pursuant to this Warrant certificate, including the Exercise Price and the number(s) and class(es) of shares or other securities or property which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(m) At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subscription rights pursuant to this Warrant certificate, including the Exercise Price and the number(s) and class(es) of shares or other securities or property which are to be received upon the exercise thereof, the Company shall give notice to the holder of the particulars of such event and the required adjustment.

7. The Company shall not be required to issue fractional Common Shares upon the exercise of this Warrant certificate. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the exercise of this Warrant certificate, the Company shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the holder an amount in lawful money of Canada equal (computed to the nearest cent) to the Current Market Price of the Common Shares multiplied by such fractional interest.

8. For the purposes hereof, the "Current Market Price" per Common Share as at any date shall be the weighted average trading price per share of such Common Shares for the 20 consecutive trading days immediately preceding such date on the Toronto Sock Exchange, or, if such Common Shares are not listed on the Toronto Stock Exchange, on any other stock exchange on which the Common Shares are listed, or if such Common Shares are listed on one or more stock exchange, on the stock exchange on which the greater volume of Common Shares is traded or, if such Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are quoted. The weighted average trading price shall be determined by dividing the aggregate sale price of all such Common Shares sold on such stock exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such Common Shares so sold. For the purposes hereof, the "Trading Price" per Common Share as at any date shall be the closing price per share of such Common Shares on such date on the Toronto Sock Exchange, or, if such Common Shares are not listed on the Toronto Stock Exchange, on any other stock exchange on which the Common Shares are listed, or if such Common Shares are listed on one or more stock exchange, on the stock exchange on which the greater volume of Common Shares is traded or, if such Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are quoted.

9. Any notice to be provided to the holder hereof shall be given to the holder at the address set forth in the register of warrant holders maintained by the Company and, until otherwise notified in writing by the holder, shall be as provided by the holder at the time of issuance hereof.

10. This Warrant certificate shall be governed and construed in accordance with the laws of the Province of Ontario.

11. Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Warrant certificate to be executed by its duly authorized officers.

GENERAL MINERALS CORPORATION

By:______________________________

SUBSCRIPTION FORM

TO: General Minerals Corporation
Suite 150
4610 South Ulster Street
Denver, Colorado
USA 80237

The undersigned holder of the within Warrant certificate hereby irrevocably subscribes for the number of Common Shares of General Minerals Corporation at the Exercise Price referred to in such Warrant certificate and encloses herewith a certified cheque, bank draft or money order payable to the order of General Minerals Corporation in full payment of the subscription price of the Common Shares hereby subscribed for.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the holder, the holder must pay all exigible taxes and the signature of the holder must be guaranteed.)

DATED this ______ day of ___________________, _______.

) ________________________________
) Signature

____
Print full name

____
Address in full

____

____

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE APRIL 11, 2004.

Void after 5:00 p.m. (Toronto time) on the Expiry Date.

GENERAL MINERALS CORPORATION
(Incorporated under the laws of Canada)

Warrants to Subscribe for Common Shares

Certificate No.: W-● December 11, 2003

1. THIS IS TO CERTIFY THAT, for value received, ● (the "holder") is entitled to subscribe for and purchase up to ● fully paid and non-assessable common shares ("Common Shares"), as constituted on the date hereof, in the capital of General Minerals Corporation (the "Company") upon payment of $3.75 per share (the "Exercise Price") in lawful money of Canada at any time up to 5:00 p.m., Toronto time (the "Time of Expiry") on December 11, 2006 (the "Expiry Date"), all subject to adjustment as hereinafter provided, by surrendering this Warrant certificate with the subscription form duly completed and executed and the Exercise Price therefor to the executive office of the Company.

2. At any time after April 11, 2004 and up to and including the Time of Expiry, the Company may redeem all but not less than all of the Warrants then outstanding upon not less than 30 days prior written notice to the holder and upon payment of $0.0001 per Warrant, provided that the Trading Price (as hereinafter defined) for 20 consecutive trading days is equal to or greater than $4.50 and provided that notice of such redemption is provided to the holder within 20 business days after the last of such 20 consecutive trading days.

3. The holder may subscribe for and purchase less than the full number of Common Shares of the Company entitled to be subscribed for and purchased hereunder. In the event that the holder subscribes for and purchases less than the full number of Common Shares entitled to be subscribed for and purchased under this Warrant certificate prior to the Time of Expiry, the Company shall issue a new Warrant certificate to the holder in the same form as this Warrant certificate with appropriate changes.

4. Within five business days of receipt of this Warrant certificate with the subscription form duly completed and executed, the Company shall deliver or cause to be delivered to the holder a certificate representing the Common Shares subscribed for and purchased by the holder hereunder against payment for such Common Shares by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company. The holder acknowledges and agrees that the Common Shares issuable upon exercise of this Warrant may be subject to resale restrictions under applicable securities legislation and that the certificate(s) representing such Common Shares will, if required by the applicable securities legislation, contain an appropriate legend.

5. Nothing contained in this Warrant certificate shall be construed as conferring upon the holder any right or interest whatsoever as a holder of Common Shares of the Company or any other right or interest except as herein expressly provided.

6. (a) In case of any reclassification of the Common Shares or change of the Common Shares into other shares, or in case of the consolidation, merger, reorganization or amalgamation of the Company with or into any other corporation or entity which results in any reclassification of the Common Shares or a change of the Common Shares into other shares, or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (any such event being hereinafter referred to as a "Reclassification of Common Shares"), at any time after December 11, 2003 and prior to the Time of Expiry, the holder shall, after the effective date of such Reclassification of Common Shares and upon exercise of the right to purchase Common Shares hereunder, be entitled to receive, and shall accept, in lieu of the number of Common Shares to which the holder was theretofore entitled upon such exercise, the kind and amount of shares and other securities or property which the holder would have been entitled to receive as a result of such Reclassification of Common Shares if, on the effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder was theretofore entitled upon such exercise. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 6 with respect to the rights and interests thereafter of the holder of this Warrant certificate to the end that the provisions set forth in this Section 6 shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of this Warrant certificate.

(b) If and whenever at any time after December 11, 2003 and prior to the Time of Expiry the Company shall:

(i) subdivide the Common Shares into a greater number of shares;

(ii) consolidate the Common Shares into a lesser number of shares; or

(iii) issue Common Shares, Participating Shares or Convertible Securities to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution on the Common Shares payable in Common Shares, Participating Shares or Convertible Securities;

(any such event being hereinafter referred to as a "Capital Reorganization"), the Exercise Price shall, on the effective date, in the case of a subdivision or consolidation, or on the record date, in the case of a stock dividend, be adjusted by multiplying the Exercise Price in effect on such effective date or record date by a fraction: (A) the numerator of which shall be the number of Common Shares outstanding before giving effect to such Capital Reorganization; and (B) the denominator of which shall be the number of Common Shares and Participating Shares outstanding after giving effect to such Capital Reorganization (including after giving effect to the deemed conversion into or exchange for Common Shares or Participating Shares of any Convertible Securities distributed by way of stock dividend or other such distribution). Such adjustment shall be made successively whenever any event referred to in this paragraph shall occur and any such issue of

Common Shares, Participating Shares or Convertible Securities by way of a stock dividend or other such distribution shall be deemed to have been made on the record date thereof for the purpose of calculating the number of outstanding Common Shares under paragraphs (c) and (d).

(c) If and whenever at any time after December 11, 2003 and prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants (other than this Warrant certificate) to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of the Common Shares on the earlier of the date of the first public announcement of the proposed issuance of such rights, options or warrants and such record date (any such event being hereinafter referred to as a "Rights Offering"), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) a number determined by dividing whichever of the following is applicable by the Current Market Price of the Common Shares on the record date: (1) the amount obtained by multiplying the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase by the subscription or purchase price; or (2) the amount obtained by multiplying the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities by the conversion or exchange price per share; and

(ii) the denominator of which shall be the aggregate of: (A) the number of Common Shares outstanding on such record date; and (B) whichever of the following is applicable: (1) the number of Common Shares or Participating Shares which the holders of Common Shares are entitled to subscribe for or purchase; or (2) the maximum number of Common Shares or Participating Shares which the holders of Common Shares are entitled to receive on the conversion or exchange of the Convertible Securities.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Rights Offering is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(d) If and whenever at any time after December 11, 2003 and prior to the Time of Expiry, the Company shall fix a record date for the distribution to all or substantially all the holders of Common Shares of:

(i) shares of any class, whether of the Company or any other corporation;

(ii) rights, options or warrants;

(iii) evidences of indebtedness; or

(iv) other assets or property;

and such distribution does not constitute a Capital Reorganization or a Rights Offering and does not consist of rights, options or warrants entitling the holders of Common Shares to subscribe for or purchase Common Shares, Participating Shares or Convertible Securities for a period expiring not more than 45 days after such record date (any such non-excluded event being hereinafter referred to as a "Special Distribution") the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction: (A) the numerator of which shall be the amount by which (1) the amount obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date, exceeds (2) the fair market value (as determined by the directors of the Company, which determination shall be conclusive) to the holders of such Common Shares of such Special Distribution; and (B) the denominator of which shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed.

To the extent that such Special Distribution is not so made or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or if such expired rights, options or warrants had not been issued.

(e) If and wherever at any time after December 11, 2003 and prior to the Time of Expiry there is an adjustment in the Exercise Price pursuant to the provisions of this Section 6, the number of Common Shares purchaseable upon the exercise of this Warrant certificate will be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares previously issuable on the exercise thereof by a fraction the numerator of which will be the Exercise Price in effect immediately prior to such adjustment and the denominator of which will be the Exercise Price resulting from such adjustment.

(f) For the purpose of this Section 6: (i) "Participating Share" means a share (other than a Common Share) that carries the right to participate in earnings to an unlimited degree; and (ii) "Convertible Security" means a security convertible into or exchangeable for a Common Share or a Participating Share or both.

(g) No adjustment pursuant to this Section 6 shall be made in respect of dividends (payable in cash, Common Shares or Participating Shares) declared payable on the Common Shares in any fiscal year of the Company to the extent that such dividends, when aggregated with any dividends previously declared payable on the Common Shares in such fiscal year, do not exceed 100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year.

(h) In any case in which this Section 6 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the holder, upon the exercise of this Warrant certificate after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to the holder an appropriate instrument evidencing the holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares on and after such exercise.

(i) The adjustments provided for in this Section 6 are cumulative, shall, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive Reclassifications of Common Shares, Capital Reorganizations, Rights Offerings and Special Distributions; provided that, notwithstanding any other provision of this Section 6, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price (except upon a consolidation of the outstanding Common Shares) and no adjustment of the Exercise Price shall be required unless such adjustment would require a decrease of at least 1% of the Exercise Price then in effect (provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment).

(j) No adjustment in the number of Common Shares which may be purchased upon exercise of this Warrant certificate or in the Exercise Price shall be made pursuant to this Warrant certificate if the holder is entitled to participate in such event on the same terms mutatis mutandis as if the holder had exercised this Warrant certificate for Common Shares prior to the effective date or record date of such event.

(k) In the event of any question arising with respect to the adjustments provided in this Section, such question shall conclusively be determined by a firm of chartered accountants appointed by the Company and acceptable to the holder (who may be the Company's auditors). Such accountants shall have access to all necessary records of

the Company and such determination shall be binding upon the Company and the holder.

(l) As a condition precedent to the taking of any action which would require an adjustment in the subscription rights pursuant to this Warrant certificate, including the Exercise Price and the number(s) and class(es) of shares or other securities or property which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares of such classes or other securities or may validly and legally distribute the property which the holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(m) At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subscription rights pursuant to this Warrant certificate, including the Exercise Price and the number(s) and class(es) of shares or other securities or property which are to be received upon the exercise thereof, the Company shall give notice to the holder of the particulars of such event and the required adjustment.

7. The Company shall not be required to issue fractional Common Shares upon the exercise of this Warrant certificate. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the exercise of this Warrant certificate, the Company shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the holder an amount in lawful money of Canada equal (computed to the nearest cent) to the Current Market Price of the Common Shares multiplied by such fractional interest.

8. For the purposes hereof, the "Current Market Price" per Common Share as at any date shall be the weighted average trading price per share of such Common Shares for the 20 consecutive trading days immediately preceding such date on the Toronto Sock Exchange, or, if such Common Shares are not listed on the Toronto Stock Exchange, on any other stock exchange on which the Common Shares are listed, or if such Common Shares are listed on one or more stock exchange, on the stock exchange on which the greater volume of Common Shares is traded or, if such Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are quoted. The weighted average trading price shall be determined by dividing the aggregate sale price of all such Common Shares sold on such stock exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such Common Shares so sold.

9. For the purposes hereof, the "Trading Price" per Common Share as at any date shall be the closing price per share of such Common Shares on such date on the Toronto Sock Exchange, or, if such Common Shares are not listed on the Toronto Stock Exchange, on any other stock exchange on which the Common Shares are listed, or if such Common Shares are listed on one or more stock exchange, on the stock exchange on which the greater volume of Common Shares is traded or, if such Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are quoted.

10. Any notice to be provided to the holder hereof shall be given to the holder at the address set forth in the register of warrant holders maintained by the Company and, until otherwise notified in writing by the holder, shall be as provided by the holder at the time of issuance hereof.

11. This Warrant certificate shall be governed and construed in accordance with the laws of the Province of Ontario.

12. Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Warrant certificate to be executed by its duly authorized officers.

GENERAL MINERALS CORPORATION

By:____________________________
Name: Ralph G. Fitch
Title: President and Chief Executive Officer

SUBSCRIPTION FORM

TO: General Minerals Corporation
580 Hornby Street
Suite 900
Vancouver, British Columbia
V6C 3B6

The undersigned holder of the within Warrant certificate hereby irrevocably subscribes for Common Shares of General Minerals Corporation at the Exercise Price referred to in such Warrant certificate and encloses herewith a certified cheque, bank draft or money order payable to the order of General Minerals Corporation in full payment of the subscription price of the Common Shares hereby subscribed for.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the holder, the holder must pay all exigible taxes and the signature of the holder must be guaranteed.)

DATED this ______ day of ____________________, ______.

) ______________________________
) Signature

____
Print full name

____
Address in full

____

____



General Minerals Corporation

Minera Aurex (Chile) Limitada

March 18, 2005

Dear Sirs:

Re: Escalones Property

Further to your recent discussions and correspondence with General Minerals Corporation (**"GMC"**) this letter (the **"Letter Agreement"**) will serve to confirm and document the agreement among GMC, a Canadian federal corporation, its indirect, wholly-owned Chilean subsidiary, General Minerals SCM (**"GMSCM"**) and Minera Aurex (Chile) Limitada (**"AUREX"**), a Chilean subsidiary of Phelps Dodge Corporation (**"PDC"**), a New York corporation, with respect to the mineral, water and personal property interests described in Schedule "A & B" hereto (collectively the **"Property"**).

The terms of our agreement are as follows:

1. Grant of Right to Acquire Property: GMC and GMSCM hereby grant to AUREX the sole and exclusive right, but not the obligation (to carry out exploration and development activities on the Property and to earn an undivided 60% interest in the Property (the **"Acquisition Right"**) by satisfying the requirements set forth in paragraph 2 hereof within the time limits provided therein.

2. **Earn-In Terms**: If AUREX incurs Exploration and Development Expenditures (as defined below) on or for the benefit of the Property in the amounts and within the time limits set forth in paragraph 2(a) and makes all of the Periodic Payments in the amounts and within the time limits set forth in paragraph 2(b), AUREX shall have earned an undivided 60% interest in the Property. The time period outlined in paragraph 2(a) below running from the date set forth in paragraph 19 (the **"Effective Date"**) through the fifth anniversary of the Initial Payment Date shall be referred to hereinafter as the **"Earn-In Period."** Upon the successful completion of the Earn-In Period prior to 30 June 2009 (the final payment date of the Underlying Agreement), and AUREX's election to exercise its Acquisition Right, GMSCM shall immediately exercise its option to secure 100% interest in the Property that is the subject of the Underlying Agreement (as defined below). The joint venture partners will pay their proportionate share of costs to secure 100% interest in the Property, except if Aurex is sole funding the joint venture, Aurex will make the payments. For the purposes of this paragraph 2, the acquisiton of 100% of the Property does not include the buyout of the royalty in the Underlying Agreement. If GMSCM fails to exercise its option, all of GMSCM's rights in the Underlying Agreement shall be deemed assigned to AUREX so that AUREX can acquire its rights in and to the Property, to be held in trust for the Joint Venture.

To earn an undivided 60% interest in the Property, AUREX must during the Earn-In Period:

(a) incur or accrue expenditures in respect of the exploration and development of the Property (including, but not limited to, expenditures payable to the Chilean government and the owner of the Underlying Agreement, related to maintaining the Property in good standing) ("**Exploration and Development Expenditures**") aggregating US$4,000,000 in accordance with the following schedule:

(i) An amount sufficient to complete a geophysical evaluation of the Property on or before June 1, 2005 (the "**Initial Payment Date**"), AUREX will not be required to make any additional payments in this period.

(ii) at least US$500,000 during the period beginning on the Initial Payment Date and ending on the first anniversary of the Initial Payment Date;

(iii) at least US$500,000 during the period beginning on the first anniversary of the Initial Payment Date and ending on the second anniversary of the Initial Payment Date;

(iv) at least US$500,000 during the period beginning on the second anniversary of the Initial Payment Date and ending on the third anniversary of the Initial Payment Date;

(v) at least US$500,000 during the period beginning on the third anniversary of the Initial Payment Date and ending on the fourth anniversary of the Initial Payment Date; and

(vi) such additional amount on or before the fifth anniversary of the Initial Payment Date so that the aggregate Exploration and Development Expenditures from the Effective Date through such date are at least US$4,000,000; and

(b) make periodic payments ("**Periodic Payments**") aggregating US$260,000 to GMC in accordance with the following schedule:

(i) US$10,000 for partial reimbursement of GMSCM's prior land payments on the Property on the Effective Date;

(ii) US$50,000 (including US$30,000 for reimbursements for GMSCM's land costs incurred in the period March 14, 2005 to June 1, 2005), within 30 days following the Initial Payment Date;

(iii) an additional US$50,000 on or before the first anniversary of the Initial Payment Date;

(iv) an additional US$50,000 on or before the second anniversary of the Initial Payment Date; and

(v) an additional US$50,000 on or before the third anniversary of the Initial Payment Date;

(vi) an additional US$50,000 on or before the fourth anniversary of the Initial Payment Date.

If, however, AUREX accelerates the schedule for the completion of an aggregate of US$4,000,000 in Exploration and Development Expenditures (which AUREX may choose to do in its sole discretion), AUREX must pay the entire amount of remaining Periodic Payments owed to GMC in order to exercise the Acquisition Right.

(c) Exploration and Development Expenditures incurred or accrued by AUREX in excess of the minimum amounts set forth in each of the periods referred to in paragraphs 2(a)(i)-(vi) may be carried forward as a credit to be applied to the requirement for any subsequent period.

(d) All of the Exploration, Development and Related Work (as defined in paragraph 9) which may be performed by AUREX shall be performed in accordance with good industry practices, but the timing, nature, manner and extent of any Exploration, Development and Related Work hereunder shall be in the sole discretion of AUREX, and there shall be no implied covenant to begin or continue any such operations or activities.

3. "Exploration and Development Expenditures" means all costs or fees, payments (excluding Periodic Payments), expenses, liabilities and charges paid, incurred, made or accrued by or on behalf of AUREX which are related to Exploration, Development and Related Work (as defined in paragraph 9) conducted during the Earn-In Period (or any period thereafter for purposes of the Royalty as defined on Schedule "C"), including without limitation:

(a) All costs and expenses incurred in conducting exploration and prospecting activities on or in connection with the Property, including, without limitation, access fees, the preparation of feasibility studies, the active pursuit of required federal, state or local authorizations or permits and the performance of required environmental protection or reclamation obligations, the building, maintenance and repair of roads, drill site preparation, drilling, tracking, sampling, trenching, digging test pits, shaft sinking, acquiring, diverting and/or transporting water necessary for exploration, logging of drill holes and drill core, completion and evaluation of geological, geophysical, geochemical or other exploration data and preparation of interpretive reports, and surveying and laboratory costs and charges (including assays or metallurgical analyses and tests);

(b) All expenses incurred in conducting development activities on or in connection with the Property, including, without limitation, the active pursuit of required federal, state or local authorization or permits and the performance of required environmental protection or reclamation obligations, pre-stripping and stripping, the construction and installation of a mill, leach pads or other beneficiation facilities for valuable minerals, and other activities, operations or work performed in preparation for the removal of valuable minerals from the Property including, but not limited to, interest and other financing charges incurred on debts and loans in financing such costs and all costs and charges properly incurred or payable in connection with the production of saleable products from the Property;

(c) All costs incurred by AUREX maintaining the Property, including option payments due pursuant to the Underlying Agreement (as defined below) and any Easement payments (as defined below) and payment of all government fees on the Property;

(d) All costs incurred in performing any reclamation or other restoration or clean-up work on the Property required by any federal, state or local agency or authority, and all costs of insurance obtained or in force to cover activities undertaken by or on AUREX's behalf on the Property;

(e) Salaries, wages, expenses and benefits of AUREX's employees or consultants or contractors engaged in operations relating to the Property, including customary and reasonable salaries and fringe benefits of those who are temporarily assigned to and employed on work relating to the Property for the periods of time such employees are engaged in such activities and reasonable transportation expenses for all such employees to and from their regular place of work to the Property;

(f) All costs incurred in connection with the preparation of pre-feasibility studies or feasibility studies and economic and technical analyses pertaining to the Property, whether carried out by AUREX or by third parties under contract with AUREX or any affiliate or subsidiary entity;

(g) Taxes and assessments, other than income taxes, assessed or levied upon or against the Property or any improvements thereon situated thereon for which AUREX is responsible or for which AUREX reimburses GMSCM or GMC;

(h) Costs of material, equipment and supplies acquired, leased or hired, for use in conducting exploration or development operations relating to the Property; provided, however, that equipment owned and supplied by AUREX shall be chargeable at rates no greater than comparable market rental rates available in the area of the Property;

(i) Costs and expenses of establishing and maintaining field offices, camps and housing facilities; and

(j) Costs incurred by AUREX in examining and curing title to any part of the Property and costs incurred in satisfying surface use or damage obligations to landowners, or in conducting any analyses of the environmental conditions at the Property.

A charge for supervision, management and administration, including office overhead, of ten percent (10%) of the forgoing costs (excluding Periodic Payments) will be included as Exploration and Development Expenditures, except that with respect to the costs of any one contract or invoice with a third party where the amount paid under such contract exceeds $250,000, the charge shall be limited to five percent (5%).

4. **Statements of Expenditures**:

(a) AUREX shall deliver to GMC by no later than 60 days after each of the dates set out in paragraph 2(a) an itemized statement of Exploration and Development Expenditures incurred or accrued during such period and GMC shall have 30 days from delivery of such statement to question the accuracy thereof in writing. If GMC questions the accuracy of any statement, GMC shall provide written notice to AUREX setting forth the nature of the questions regarding accuracy and if GMC and AUREX cannot agree on such statement within 30 days after delivery by GMC of a notice questioning the accuracy of such statement, the matter shall be referred to the senior officers of AUREX and GMC for determination. If there is no agreement the matter will be referred to an independent third party mutually agreeable to GMC and AUREX for final determination, which determination shall be final and conclusive and binding on the parties.

(b) If AUREX elects not to incur the required minimum amount of Exploration and Development Expenditures during any of the periods set forth in paragraphs 2(a)(i)-(vi) but desires to keep this Letter Agreement in full force and effect, or if pursuant to paragraph 4(a) it is determined that at least the minimum amount of required Exploration and Development Expenditures has not been incurred or accrued during any such period, then, in order to maintain its interest in this Letter Agreement, AUREX shall be required to pay the amount of any agreed-upon deficiency to GMSCM, within 30 days after the parties reach agreement as to the amount of the deficiency. If AUREX is precluded from timely completion during any Annual Period of any or all of the required Exploration and Development Expenditures set forth above, due to any event of force majeure, the time periods for incurring those minimum amounts of Exploration and Development Expenditures shall be extended for a period of time equal to that of the delay(s), provided that under no circumstances shall the Earn-In Period extend beyond March 14, 2015. AUREX shall maintain the

Property in periods of force majeure, which shall include the obligation to make the Underlying Agreement and Easement payments.

The term "**force majeure**," as employed herein, shall mean acts of God, war, civil strife, strikes, lockouts or other industrial disturbances, unavoidable accidents, uncontrollable delays in transportation, inability to obtain necessary materials in the open market, adverse weather conditions, any state or federal laws, regulations, requirements, proclamations, instructions or requests of any government or governmental entity (expressly including inability to timely obtain, after diligent efforts, necessary governmental approvals, licenses and permits on terms reasonably acceptable to AUREX or the imposition of material new requirements for approvals, licenses or permits that did not exist on the Effective Date), actions taken by environmental or other non-governmental groups or organizations, or other matters beyond the reasonable control of AUREX, whether similar to matters specifically enumerated above or not; provided, however, that performance shall be resumed within a reasonable period of time after such cause has been removed; and provided further that AUREX shall not be required against its will to adjust any labor dispute or to question the validity of or to refrain from judicially testing the validity of any state or federal order, regulation or law.

5. **Termination**:

(a) Other than the obligation to complete a geophysical evaluation of the Property and make an initial payment of US $10,000 to GMC, which is a firm commitment of AUREX (unless AUREX terminates this Letter Agreement as a result of a breach by GMC or GMSCM of any of their respective representations, warranties or covenants in this Letter Agreement in which case AUREX shall have no such obligation), AUREX shall have no obligation to incur any Exploration and Development Expenditures or make further Periodic Payments and, at its sole discretion, shall have the right to terminate this Letter Agreement (and its Acquisition Right) at any time, and for any or no reason, during the Earn-In Period. Such termination shall be effective 30 days from receipt of the written notice, except in the period prior to the Initial Payment Date, during which period AUREX may terminate this Letter Agreement at any time by written notice, provided such notice is received prior to the Initial Payment Date. The Initial Payment Date cannot be extended due to Force Majeure. On termination, AUREX will cease to have any rights under this Letter Agreement and shall have no interest in the Property GMSCM and will provide to GMSCM all non-interpretive and non-proprietary data collected and pertaining to the Property in both paper and digital form, including but not limited to geochemical, geophysical, geological, metallurgical, environmental and engineering data. AUREX will make no representation or warranty as to the accuracy, reliability or completeness of any data and information provided pursuant to this paragraph 5(a), and GMC and GMSCM shall rely on the same

at their sole risk. However, AUREX will make a diligent effort to provide accurate information to GMC or GMSCM.

(b) If AUREX fails to incur Exploration and Development Expenditures in the amounts, and within and the time limits set forth in paragraph 2(a), and fails to make up any deficiencies in accordance with the provisions of paragraph 4(b), or if AUREX fails to make the Periodic Payments in the amounts, and within the time limits set forth in paragraph 2(b), GMC shall provide written notice of such failure to AUREX. AUREX shall have thirty (30) days after the receipt of said notice (or in the event AUREX disputes the existence of such a default, thirty (30) days after final arbitration as described in Paragraph 14) within which either to cure such specified defaults, or to undertake diligent efforts to cure the same. In the event of such a cure by AUREX, this Letter Agreement shall continue in full force and effect as though no default had occurred. In the event such curative action is not so completed within the applicable 30-day period, GMC may elect to terminate this Letter Agreement by notice to AUREX as provided in paragraph 14. If AUREX is precluded from timely completion of a curative action due to any event of force majeure, the time periods for completion shall be extended for a period of time equal to that of the delay(s).

(c) In the event of termination of this Agreement pursuant to paragraph 5(a) or 5(b), AUREX shall have no obligation to make any additional Periodic Payments or to incur any additional Exploration and Development Expenditures and no further obligations or liability to GMC or GMSCM whatsoever, other than: (i) the obligation to reclaim the surface of the Property in accordance with paragraph 9(h) (for which GMSCM agrees to grant AUREX such access following termination as is reasonably necessary); (ii) to return the Property free and clear of all liens and encumbrances arising from AUREX's activities in respect thereof; (iii) to ensure the Property is in good standing through the effective date of such termination and (iv) the obligations set forth in paragraph 10. In the event of such termination, GMC and GMSCM shall retain their obligations set forth in paragraph 9(f) and paragraph 10. In the event of such termination, GMC and GMSCM expressly agree that AUREX shall not be liable for any actual, incidental or consequential or punitive damages, or lost profits, incurred by either GMC or GMSCM as a result of AUREX's election not to or failure to (i) incur all or any part of the required amount of Exploration and Development Expenditures or (ii) exercise the Acquisition Right.

(d) The parties agree that, in addition to its right to terminate this Letter Agreement in its entirety at any time AUREX may in its sole discretion elect to terminate its interest under this Letter Agreement in one or more of the concessions listed on Schedule "B" (which include those concessions that are the subject of the Underlying Agreement) by giving GMSCM 30 days advanced written notice. In that event, the concessions identified in a notice from AUREX to GMSCM

will no longer be deemed to comprise a portion of the Property for any purposes under this Letter Agreement, and AUREX shall have no further liabilities or obligations (other than those that have accrued hereunder prior to the effective date of such termination) with respect to those concessions. An election by AUREX to terminate its interest in some but less than all of the concessions pursuant to this paragraph 5 shall be effective upon AUREX providing written notice of such election to GMSCM. If AUREX drops any concessions from the Letter Agreement pursuant to this paragraph 5, the Periodic Payment requirements set forth in paragraph 2(b) and the Exploration and Development Expenditure requirements set forth in paragraph 2(a) shall remain unchanged.

6. **Formation of Joint Venture**: Once AUREX has earned an undivided 60% interest in the Property, GMSCM and AUREX shall form a joint venture (the "**Joint Venture**"), or such other business arrangement as may be recommended by Chilean counsel to each party, for the further exploration and development of the Property, with each party's initial undivided interest in the Joint Venture ("**Participating Interest**") or other business arrangement at the time of formation being AUREX as to 60% and GMSCM as to 40%. AUREX shall be the manager of the Joint Venture and shall be compensated with a customary management fee as agreed to in the Joint Venture agreement. Such fee shall not be in addition to an overhead charge as contemplated in paragraph 3. A Joint Venture agreement shall be entered into by the parties effective as of the date AUREX exercises the Acquisition Right, which agreement shall supercede this Letter Agreement and shall be negotiated in good faith, using the Rocky Mountain Mineral Law Foundation Forms 5 and 5A as models, as adapted to correspond to Chilean law, and providing specifically for the following:

(a) notwithstanding any provision contained in the Joint Venture agreement, all costs and expenditures of the Joint Venture shall be borne exclusively by AUREX from the date on which the Joint Venture is formed until the earlier of (i) the date on which AUREX has incurred such additional expenditures necessary to complete a feasibility study ("**Feasibility**")(including without limitation Exploration and Development Expenditures incurred during the Earn-In Period) and any other related expenditures incurred thereafter (collectively "**Expenditures**") on or for the benefit of the Property, (ii) the date AUREX provides notice to GMSCM that AUREX has elected not to complete a Feasibility and (iii) the date that is seven years after the Effective Date of this Letter Agreement (the "**Carried Term**"). No adjustment to either party's Participating Interest shall be made during the Carried Term;

(b) if AUREX has elected not to complete a Feasibility or has not completed a Feasibility on or before the date that is seven years after the Effective Date of this Letter Agreement (including at least US$500,000 in Expenditures in each year following the Earn-In Period, deficiencies in which may be made up by AUREX in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), subject to the extension of that time period as the result of events of force majeure, AUREX

will continue to hold a 60% Participating Interest on such date and GMSCM will retain a 40% Participating Interest;

(c) if AUREX has completed a Feasibility on or before the date that is seven years after the Effective Date of this Letter Agreement (including at least US$500,000 in Expenditures in each year following the Earn-In Period, deficiencies in which may be made up by AUREX in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), AUREX will be deemed to have acquired a 72% Participating Interest and GMSCM's Participating Interest shall be reduced to 28%.

(d) Following either of AUREX's election not to complete a Feasibility or AUREX's completion of a Feasibility, each of GMSCM and AUREX will be obligated to contribute their pro rata share of Expenditures in respect of the Property in order to maintain their respective Participating Interest. If either party fails to contribute its pro rata share of Expenditures, such party's Participating Interest shall be correspondingly diluted. If either party's Participating Interest is diluted to 10% or less, such interest shall automatically convert into a 10% Net Proceeds Royalty (as defined in Schedule "C" hereto).

(e) AUREX's initial contribution to the Joint Venture will be deemed to be equal to the actual amount of AUREX's Exploration and Development Expenditures incurred during the Earn-In Period plus additional Expenditures incurred by AUREX through the date that is seven years after the Effective Date of the Letter Agreement, and the amount of GMSCM's deemed initial contribution will be determined based on the following formula (where GMSCM's contribution equals x):

$$\frac{60\%}{40\%} = \frac{\text{[Amount of AUREX's Exploration and Development Expenditures and additional Expenditures]}}{X}$$

The fraction set forth above shall be 72%/28% (for equity account purposes) if AUREX has completed a Feasibility on or before the date that is seven years after the Effective Date of the Letter Agreement, and the parties will take such actions as are reasonably necessary to make the capital account balances reflect AUREX's additional Expenditures made to earn the 72% Participating Interest.

(f) If either party elects to participate less than fully or not at all in a manager proposed program and budget, the standard dilution formula set forth in paragraph 6.3 of Form 5A will apply. If a Joint Venture party defaults in contributing to an approved program and budget, then, the non-defaulting party may choose to have the defaulting party's Participating Interest reduced in

accordance with the standard dilution formula plus a penalty of 50% (that is 50% would be added to the non-contributed amount for the purposes of determining dilution).

(g) The Joint Venture parties agree to make the same representations and warranties set forth in paragraph 7 and 8 below, effective as of the effective date of the Joint Venture agreement. The Participants agree that each of them shall be responsible for their share of liabilities and obligations of the Joint Venture (including without limitation Environmental Liabilities (as defined in Schedule "D") and obligations), equivalent to their Participating Interests in the Joint Venture at the time such obligations or liabilities are incurred or accrued, notwithstanding any subsequent reduction or conversion of their Participating Interests, unless such obligations are deemed by a reviewing body of competent jurisdiction to be due to gross negligence or wilful misconduct on the part of the Manager, in which case the other Participant shall have no liability.

(h) Promptly after AUREX's completion of the Earn-In Period, GMSCM will execute and deliver, or cause to be executed or delivered, conveyances of an unencumbered and undivided 60% interest in the Property to AUREX, or, if appropriate under Chilean law, conveyances of the Property to AUREX as manager of the Joint Venture, to hold the Property in trust for the Participants during the term of the Joint Venture. The parties agree to cooperate to attempt to structure these or similar transactions in such a manner as to be non-taxable, to the extent possible. The parties agree that with respect to any failure or refusal by GMSCM to deliver those conveyances, AUREX shall be entitled to pursue the remedy of specific performance, as well as any legal or equitable rights or remedies available to it. Until the Joint Venture agreement is executed and delivered, the parties agree that they will be legally bound by the provisions of this Letter Agreement.

7. *Corporate Representations and Warranties*: Each of AUREX, on the one hand, and GMC and GMSCM (formerly known as Compania Minera Productora) collectively on the other hand, represents and warrants to the other that:

(a) It is a corporation duly organized, validly existing, and in good standing under the laws of its country, state or province of incorporation, and (with respect to AUREX and GMSCM) is qualified to do business and in good standing under the laws of Chile.

(b) It has the requisite power and authority (i) to enter into this Letter Agreement and all other agreements contemplated hereby, and (ii) to carry out and perform its obligations under the terms and provisions of this Letter Agreement and all agreements contemplated hereby.

(c) All requisite corporate action on its part, and on the part of its officers, directors, and shareholders, necessary for the execution, delivery, and

performance by it of this Letter Agreement and all other agreements contemplated hereby, have been taken. This Letter Agreement and all agreements and instruments contemplated hereby are, and when executed and delivered by it (assuming valid execution and delivery by the other parties hereto), will be, legal, valid, and binding obligations of it enforceable against it in accordance with their respective terms. The execution, delivery and performance by it of this Letter Agreement will not violate any provision of law; any order of any court or other agency of government; or any provision of any indenture, agreement or other instrument to which it is a party or by which its properties or assets are bound; or be in conflict with, result in a breach of or constitute (with due notice and lapse of time) a default under any such indenture, agreement or other instrument. There is no law, rule or regulation, nor is there any judgment, decree or order of any court or governmental authority binding on it which would be contravened by the execution, delivery, performance, or enforcement of this Letter Agreement or any instrument or agreement required hereunder. Notwithstanding the foregoing, no representation is made as to (i) the remedy of specific performance or other equitable remedies for the enforcement of this Letter Agreement or any other agreement contemplated hereby or (ii) rights to indemnity under this Letter Agreement for securities law liability. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

8. Additional Representations, Warranties and Covenants of GMC and GMSCM:

GMC and GMSCM, jointly and severally, hereby represent and warrant to AUREX that:

(a) GMSCM is a party to an option agreement with Juan Luis Boezio Sepulveda (**"Boezio"**) dated February 26, 2004 which entitles GMSCM to earn a 100% interest in concessions that are the subject of that agreement (the **"Underlying Agreement"**) which material terms are set forth on Schedule "A". In addition, GMSCM holds a 100% interest in certain other concessions, which are described in Schedules "A&B". All payments required to be made and work required to be performed to maintain each of the concessions in good standing under applicable Chilean laws, rules and regulations through the Effective Date have been timely and properly paid or performed, and neither GMSCM nor GMC has received or is aware of any notices from any governmental agency or third party raising any issues with respect to title or the validity of the concessions. GMC has provided to AUREX true and correct copies of the Underlying Agreement.

(i) Boezio is the beneficiary of a an easement given by Compania de Consumidores de Gas de Santiago S.A. (**"Gasco"**) granted before a notary public on April 30, 1996 (the **"Easement"**). The Easement

authorizing exploration and exploitation on the surface of the concessions listed in the Easement Agreement and requires Boezio to make the following payments to Gasco: (1) 80 UF due on April 4, 1997; (2) 120 UF on April 30,1998; (3) 160 UF on April 30, 1999; and (4) 160 UF annually thereafter, except that since 1998 Compania Minera Vizcachas (a party to the Easement) has paid 50% of the costs. Through the operation of the Underlying Agreement, GMSCM has assumed the obligation to make the Easement payments and keep the Easement agreement in good standing. As of the Effective Date, all payments to Gasco have been timely and properly paid or performed, and neither GMSCM nor GMC has received, or are aware of, any notices from Gasco, or any other third party, alleging that either Boezio or GMSCM is in breach of the Easement. GMSCM has provided AUREX true and correct copies of the Easement and will neither amend or revise the Easement or authorize the amendment or revision of the Easement during the term of this Letter Agreement (or any subsequent replacement agreement) without the express written consent of AUREX.

(b) the Property is properly and accurately described in Schedules "A&B" hereto and is in good standing under the laws of the jurisdiction in which it is located;

(c) there are no outstanding or pending actions, suits or claims affecting all or any part of the Property;

(d) GMC and GMSCM have made and will continue to make available to AUREX all information in its possession or control relating to work done on or with respect to the Property which could possibly be considered to be materially significant in indicating that the Property might or might not have potential for economic mineralization, including without limitation all records, information and data in its possession or reasonably available to it relating to title to the Property or environmental conditions at or pertaining to the Property, and all maps, assays, surveys, technical reports, drill logs, samples, mine, mill, processing and smelter records, and metallurgical, geological, geophysical, geochemical, and engineering data, and interpretive reports derived therefrom, concerning the Property, and AUREX, at its expense, may copy any such records, information and data that it desires. GMC and GMSCM make no representation or warranty as to the accuracy, reliability or completeness of any such records, information or data, and AUREX shall rely on the same at their sole risk. However, GMC and GMSCM will make a diligent effort to provide accurate information to AUREX;

(e) GMSCM is in good standing with respect to compliance with all terms, conditions and other obligations set forth in the Underlying Agreement and GMSCM has not taken or omitted to take any actions which constitute or could lead to a default thereunder (including, but not limited to, the required

GMSCM payment of US $30,000 on February 26, 2004 and the subsequent payment of US $25,000 as of April 28, 2004 and US$45,000 on May 31, 2004), and the Underlying Agreement has not been amended or revised, except as described in Schedule "A" hereto and will not be amended or revised during the term of this Letter Agreement or any subsequent replacement without the express written consent of AUREX; and

(f) GMSCM has: (i) conducted all operations on the Property in compliance with applicable federal, state and local laws, rules, and regulations, including Environmental Laws (as defined in Schedule "D"), and there are no outstanding reclamation, restoration or clean-up obligations or liabilities pertaining to the Property as of the Effective Date; (ii) to the best of the respective knowledge of GMC and GMSCM there is no condition or activity at the Property which constitutes a nuisance or which could result in a violation of or liability under any applicable Environmental Laws (as defined in Schedule "D") and there have been no releases of Hazardous Materials (as defined in Schedule "D"), from or affecting the Property other than in accordance with such laws; (iii) by entering into this Letter Agreement they will not be in violation of or cause a default under any oral or written agreement to which either of them is a party, including the Underlying Agreement and each of them has obtained any consents required under any such agreements in order for it to enter into this Letter Agreement.

(g) Through public deed dated April 12, 2004, Compania Minera Productora formally changed its name to GMSCM. A true and correct copy of the public deed has been provided to Aurex and all proper legal and procedural protocols with respect to the corporate name change were followed.

9. Rights and Obligations of AUREX:

(a) AUREX shall have, and GMSCM hereby grants, to the extent it is able under Chilean law and the Underlying Agreement and Easement, to AUREX, the exclusive right to conduct Exploration, Development and Related Work on the Property during the Earn-In Period. "**Exploration, Development and Related Work**" shall mean and include all operations and activities of AUREX (or performed at the request of AUREX) on or relating to the Property for purposes of determining ore reserves and mineralization, and for purposes of exploration for and development of valuable minerals from the Property including, without limitation, the right to enter upon the Property for purposes of surveying, exploring, testing, sampling, trenching, bulk sampling, prospecting and drilling for valuable minerals, and to construct and use buildings, roads, power and communication lines, and to use so much of the surface of the Property in such manner as AUREX deems necessary for the enjoyment of any rights and privileges hereunder or as otherwise necessary to effect the purposes of this Letter Agreement, and any reclamation and other clean-up required in connection with any of the foregoing. In the event of termination of this Letter

Agreement for any reason, AUREX covenants and agrees to remove all buildings, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by AUREX not more than six months after the termination of this Letter Agreement.

(b) So long as this Letter Agreement is in effect, AUREX covenants and agrees to keep the Property in good standing, free and clear of all liens and encumbrances which may result from its activities and shall pay all taxes and assessments with respect to the Property including all payments due to keep the Underlying Agreement in good standing, such payments to be considered Exploration and Development Expenditures for the purposes of paragraph 2.

(c) AUREX covenants and agrees to maintain insurance coverage for AUREX's activities on the Property.

(d) AUREX covenants and agrees to maintain true and correct books, accounts and records of operations and Exploration and Development Expenditures under this Letter Agreement.

(e) AUREX covenants and agrees to conduct any work done on the Property in accordance with good mining practice and in compliance with applicable laws and regulations.

(f) AUREX covenants and agrees to provide GMC and its authorized representatives with reasonable access to the Property, during regular business hours, at a mutually convenient time, at GMC's their sole risk and expense, in compliance with AUREX's safety procedures (which may include a written waiver of claims against AUREX), and in a reasonable manner so as not to interfere with AUREX's activities, to review the work being carried out thereon and also access at all reasonable times to the records of AUREX respecting the non-interpretive and non-proprietary results obtained therefrom. GMC and GMSCM shall, jointly and severally, defend, indemnify and hold AUREX harmless from and against all claims for Losses (as defined in paragraph 10) arising out of any death, personal injury or property damage sustained by GMC or GMSCM, their agents or employees, while in or upon the Property pursuant to this paragraph 9(f), unless such death, injury or damage is due to AUREX's gross negligence or wilful misconduct.

(g) AUREX covenants and agrees to provide GMSCM with reports on a quarterly basis (not less than 30 days after the end of each calendar quarter) summarizing the status of the Exploration and Development Work being conducted on the Property and the results there from and acknowledges that such information may be used by GMC in accordance with paragraph 16 in meeting its timely disclosure obligations as a TSX listed public company. Each report shall include, at a minimum, information relating to assays, drill logs and samples (for months in which drilling results became available), and non-interpretive

metallurgical, geological, geophysical, geochemical (including copies of laboratory certificates of analysis), environmental and engineering data (but not interpretive reports derived therefrom) developed by AUREX during the immediately previous calendar quarter; provided, however, that AUREX shall have no obligation to make any data or reports developed by it or on its behalf available to GMSCM under this paragraph 9(g) if such data or reports are proprietary to or constitute trade secrets or are derived from techniques that are proprietary to or constitute trade secrets of AUREX (or any third-party consultant that compiled or created them).

(h) AUREX agrees to be responsible for and perform all reclamation required by applicable laws, rules and regulations in connection with any activities or operations conducted by it or on its behalf on the Property during the Earn-In Period. If a Joint Venture is formed, AUREX's reclamation obligations under this paragraph 9(h) will become obligations of the Joint Venture.

10. **Indemnification**:

(a) AUREX agrees to indemnify, defend and hold GMC and GMSCM, and their respective officers, directors, successors and assigns, harmless from and against any and all claims, actions, suits, losses, liabilities, damages, assessments, judgments, costs and expenses, including reasonable attorneys' fees and other costs of defending the same (collectively, "**Losses**") arising from or related to (a) any breach by AUREX of any of its respective covenants or representations and warranties set forth in this Letter Agreement, or (b) any activities conducted by on or behalf of AUREX on the Property. GMC and GMSCM, jointly and severally, agree to indemnify, defend and hold AUREX, and its respective officers, directors, successors and assigns, harmless from and against any and all Losses arising from or related to (a) any breach by either GMC or GMSCM of any of their respective covenants or representations and warranties set forth in this Letter Agreement, or (b) any activities conducted by or on behalf of GMSCM on the Property. The indemnification obligations set forth in this paragraph 10 shall survive the termination of this Letter Agreement. For purposes of this paragraph 10, the parties agree that AUREX will be obligated to indemnify GMC and GMSCM for Losses arising out of or related to activities undertaken by AUREX as exploration operator only to the extent that a reviewing body of competent jurisdiction determines that those activities constitute gross negligence or wilful misconduct on the part of AUREX.

(b) The parties hereto, within five (5) days after the service of process upon either of them in a lawsuit, including any notices of any court action or administrative action (or any other type of action or proceeding), or promptly after either of them, to its respective knowledge, shall become subject to, or possess actual knowledge of, any damage, liability, loss, cost, expense, or claim to which any of the indemnification provisions set forth in this Letter Agreement relate, shall give written notice to the other party setting forth the facts relating to the claim,



damage, or loss, if available, and the estimated amount of the same. "Promptly" for purposes of this paragraph 10 shall mean giving notice within ten (10) days, provided that the failure to promptly notify the indemnifying party shall not operate to waive, reduce or extinguish the indemnified party's rights hereunder unless such failure materially prejudices the indemnifying party. Upon receipt of such notice relating to a lawsuit, the indemnifying party shall be entitled to (i) participate at its own expense in the defence or investigation of any claim or lawsuit or (ii) assume the defence thereof, in which event the indemnifying party shall not be liable to the indemnified party for legal or attorney fees thereafter incurred by such indemnified party in defence of such action or claim provided that:

(i) if the indemnified party and the indemnifying party are both parties to such action or claim and the indemnified party is advised that representation by both parties by the same counsel would be inappropriate, the indemnified party may engage separate counsel at the expense of the indemnifying party; and

(ii) if the indemnified party may have any unindemnified liability out of such claim, such party shall have the right to approve the counsel selected by the indemnifying party, which approval shall not be withheld or delayed unreasonably. If the indemnifying party assumes the defense of any claim or lawsuit, all costs of defence of such claim or lawsuit shall thereafter be borne by such party and such party shall have the authority to compromise and settle such claim or lawsuit, or to appeal any adverse judgment or ruling with the cost of such appeal to be paid by such party; provided, however, if the indemnified party may have any unindemnified liability arising out of such claim or lawsuit the indemnifying party shall have the authority to compromise and settle each such claim or lawsuit only with the written consent of the indemnified party, which shall not be withheld or delayed unreasonably. The indemnified party may continue to participate in any litigation at its expense after the indemnifying party assumes the defence of such action. In the event the indemnifying party does not elect to assume the defense of a claim or lawsuit, the indemnified party shall have authority to compromise and settle such claim or lawsuit only with the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed, or to appeal any adverse judgment or ruling, with all costs, fees, and expenses indemnifiable under this Letter Agreement to be paid by the indemnifying party. Upon the indemnified party's furnishing to the indemnifying party an estimate of any loss, damage, liability, or expense to which the indemnification provisions of this Letter Agreement relate, the indemnifying party shall pay to the indemnified party the amount of such estimate within ten (10) days of receipt of such estimate, unless the indemnifying party in good faith disputes its liability with respect to any such claim.

11. <u>No Partnership, etc.</u>: The obligations of each party of GMC and GMSCM (collectively), on the one hand, and AUREX, on the other hand under this Letter Agreement shall be in every case several and shall not be, or be construed to be, either joint or joint and several and nothing herein shall be construed as creating a partnership between the parties. Nothing contained in this Letter Agreement shall be deemed to constitute a party, an agent or legal representative of the other party or to create any fiduciary relationship for any purpose whatsoever. Except as otherwise specifically provided in this Letter Agreement, a party shall not have any authority to act for, or to assume any obligation or responsibility on behalf of any other party.

12. **<u>No Restrictions</u>**: Except as expressly provided in this Letter Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort whatsoever not related to the Property or outside the exterior boundaries of the Property whether or not competitive with the endeavours contemplated herein without consulting or inviting or allowing the other party any interest therein. No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of the endeavours contemplated by this Letter Agreement. The legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to joint venturers or other fiduciaries shall not apply in the case of any other endeavour of a party. In particular, without limitation, no party shall have any obligation to the others as to the erection of any smelter or refinery whether or not such smelter or refinery treats ores or concentrates produced from the Property.

13. An affiliate of AUREX known as Compania Contractual Mineral Ojos del Saldo ("**CCMO**") is a party to an alliance with which entitles to a thirty (30) percent interest in certain property that is the subject of the alliance (the "**Alliance**"). Under the terms of the Alliance, if either CCMO or directly or indirectly acquires an interest in property within a specified area of interest ("**AOI**"), the property interest becomes subject to the terms and conditions of the Alliance unless otherwise mutually excluded. The Property that is the subject of this Letter Agreement is located within the Alliance AOI. Unless earlier terminated, the Alliance remains in effect until July 31, 2009. Accordingly, unless the Property is mutually excluded from the Alliance, or the Alliance is otherwise terminated, will be entitled to an undivided thirty (30) percent of AUREX's interest upon completion of the Earn-In Period.

14. ***<u>Governing Law</u>***: The parties agree that this Letter Agreement shall be interpreted and governed according to the laws of Chile, other than its rules as to conflicts of law. The parties hereby agree and consent to the jurisdiction of the Santiago Chamber of Commerce Arbitration and Mediation Center who shall appoint an arbitrator, with experience in mining matters, to resolve the dispute pursuant to the current Rules of Arbitration Procedure of the Arbitration and Mediation Center of Santiago (2000), to resolve any disputes arising under or concerning the interpretation of this Letter Agreement. Thus, any difficulty or controversy arising among the parties with respect to the application, interpretation, duration, validity or execution hereof or for any other reason shall be submitted to mediation, pursuant to the

current Rules of Mediation Procedure of the Santiago Arbitration and Mediation Center. In the event the mediation is not successful, the difficulty or controversy shall be resolved through arbitration pursuant to the current Rules of Arbitration Procedure of the same Center with an arbitrator different from the arbitrator used in the mediation process. The parties confer an irrevocable special power of attorney upon the Santiago Chamber of Commerce so that it may, at the written request of any thereof, appoint the arbitrator ex aequo et bono from among the members of the arbitration corps of the Santiago Arbitration and Mediation Center. There shall be no remedy against the arbitrator's resolutions, which is hereby expressly waived. The arbitrator is especially empowered to resolve any matter relating to his/her competence and/or jurisdiction.

15. **Notice**: Any notice permitted or required to be given hereunder shall be in writing and shall be effective if delivered in person or faxed, or if mailed postage prepaid, or if sent by reputable overnight courier, to the current address of a party or to such other address as a party shall inform the others by like notice. Any such notice will, if delivered in person or faxed be deemed to have been given and received on the day it was delivered or faxed, if sent by courier, be deemed to have been given on the date it is delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of a disruption of postal service, in which case notice will be deemed to be received on the seventh day following the resumption of normal postal service.

16. **Successors and Assignment**: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except as set forth herein, no party (which for purposes of this paragraph 16 shall mean GMSCM and GMC (collectively), on the one hand, and AUREX, on the other hand may assign its interest in this Letter Agreement to any third party without the prior written consent of the other party. No such consent will be necessary in connection with: (i) assignments by AUREX or GMC or GMSCM to their respective affiliates or subsidiaries; (ii) a pledge by any party for financing purposes, (iii) corporate merger or reorganization; (iv) a sale of all or substantially all of the assigning party's assets; and (v) an assignment of all or part of AUREX's interest in the Property or Joint Venture Participating Interest to . Any assignee of any party or assignee or transferee of any interest in the Property shall agree in writing to be bound by all of the terms and conditions of this Letter Agreement and to perform all of the assignee's or transferee's obligations hereunder. Upon an assignment by AUREX for which consent is required and to which GMC and GMSCM consent, AUREX shall have no further obligations or liabilities under this Letter Agreement so long as the transferee has agreed to assume any AUREX incurred obligations and liabilities prior to the date of the transfer. Upon an assignment by GMSCM or GMC for which consent is required and to which AUREX consents, GMC and GMSCM shall have no further obligations or liabilities under this Letter Agreement so long as the transferee has agreed to assume any GMC and GMSCM incurred obligations and liabilities prior to the date of the transfer.

17. **Publicity and Confidentiality of Information**: Each party (which for purposes of this paragraph 17 shall mean GMSCM and GMC (collectively), on the one hand, and AUREX, on the other hand), except to the extent required by law or stock exchange rule and then only after providing the other party with not less than five (5) business days to review and comment

on any proposed release or announcement, is prohibited from issuing any press releases or other public announcements concerning this Letter Agreement or any information generated pursuant hereto without the prior written approval of the other party, such approval not to be unreasonably withheld or delayed. Except as set forth in the previous sentence, the parties agree to treat all data, reports, records and other information developed or made available to them by the other party under this Letter Agreement and applicable to the Property as confidential, and unless any party is required by any law, rule, regulation, or order to disclose any of such information, information shall not be disclosed to any person without the prior written consent of the non-disclosing parties, which consent shall not be unreasonably withheld.

18. **Entire Agreement**: This Letter Agreement, including the Schedules attached hereto constitutes the entire agreement among the parties pertaining to the Property and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written among the parties, and there are no warranties, representations or other agreements among the parties in connection with the Property except as specifically set forth herein. In the event that any one or more of the provisions contained in this Letter Agreement or in any other instrument or agreement contemplated hereby shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Letter Agreement or any such other instrument or agreement. At the request of any party, the parties shall execute and deliver any further instruments, agreements, documents or other papers reasonably requested to affect the purposes of this Letter Agreement and the transactions contemplated hereby.

19. **Effective Date**: This Letter Agreement shall be effective from and dated as of March 14, 2005 (the "**Effective Date**").

20. **Construction**: If the singular, masculine, or neuter is used in this Letter Agreement, the same will be deemed to include references to the plural, feminine, or body corporate according to the context in which it is used.

21. **Counterparts**: This Letter Agreement may be executed in one or more original or facsimile transmitted counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

22. **Interpretation and Amendment**: No implied term, covenant, condition or provision of any kind whatsoever shall affect any of the parties' respective rights and obligations hereunder, including, without limitation, rights and obligations with respect to exploration, development, mining, processing and marketing of minerals, and the only terms, covenants, conditions or provisions which shall in any way affect any of their respective rights and obligations shall be those expressly set forth in this Letter Agreement. This Letter Agreement may not be amended or modified, nor may any obligation hereunder be waived, except by writing duly executed on behalf of all parties, and unless otherwise specifically provided in such writing, any amendment, modification, or waiver shall be effective only in the specific instance and for the purpose it is given.

23. **Recording**: Simultaneous with the execution of this Letter Agreement, the parties agree to execute for registration purposes a written memorandum form (in Spanish, to be prepared by AUREX's Chilean counsel) of this Letter Agreement (the "**Short Form**"), setting forth the basic terms and conditions (but not the financial terms) of this Letter Agreement as necessitated by Chilean law. That Short Form may be registered by AUREX as allowed under Chilean law. None of the parties shall register this Letter Agreement with any governmental agency, except as required by and in compliance with the provisions of paragraph 17.

24. **Right of First Refusal**: If, at any time during the Earn-In Period, GMSCM intends to convey, assign, option or otherwise transfer (collectively, "**Transfer**") to any third party all or any part of its interest in the Property, GMSCM shall notify AUREX of those intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and if such intended Transfer is the result of an offer from a third party, shall be accompanied by a copy of the offer or contract for sale. If the intended Transfer is based upon a third party offer and if the consideration for the Transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the non-monetary consideration and stated in terms of cash or currency). AUREX shall have 60 days from the date such notice is delivered to notify GMSCM whether it elects to acquire the offered interest at the same price and on the same terms and conditions as set forth in the notice offer. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to GMSCM. If AUREX fails to so elect within the 60-day period, GMSCM shall have 90 days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable than those offered by GMSCM to AUREX in the notice, in accordance with the provisions of paragraph 16. If GMSCM fails to consummate the Transfer to a third party within that 90-day period, AUREX's right of first refusal in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this paragraph 24.

25. **Area of Interest**:

(a) Any interest or right to acquire any interest in real property within the Area of Interest (as defined on Schedule "A&B") acquired during the term of this Letter Agreement by or on behalf of a party or any party affiliate shall be deemed Property subject to the terms and provisions of this Letter Agreement, unless otherwise set forth below.

(b) Within ten (10) days after the acquisition of any interest or the right to acquire any interest in real property wholly or partially within the Area of Interest (except real property acquired by the manager pursuant to a program and budget), the acquiring party shall notify the non-acquiring party of such acquisition. The acquiring party's notice shall describe in detail the acquisition, the lands and minerals covered thereby, the cost thereof, and the reasons why the acquiring party believes that the acquisition of the interest is in the best interests of the parties under this Letter Agreement. In addition to such notice, the acquiring party shall make any and all information concerning the acquired interest available for inspection by the non-acquiring party.

(c) If, within thirty (30) days after receiving the acquiring party's notice, the non-acquiring party notifies the acquiring party of its election to accept a proportionate interest in the acquired interest equal to its then participating interest, the acquiring party shall convey to the other party such a proportionate undivided interest therein. The acquired interest shall become a part of the Property for all purposes of this Letter Agreement immediately upon the notice of such other party's election to accept the proportionate interest therein. The non-acquiring party shall promptly pay to the acquiring party its proportionate share of the latter's actual out-of-pocket acquisition costs if the acquisition occurs after the Earn In Period at a time when both joint venture partners are funding their respective share of costs. If such acquisition occurs during the Earn In Period or when Aurex is sole funding joint venture expenditures, all costs will be to the account of Aurex only if Aurex is the acquiring party.

(d) If the non-acquiring party does not give such notice within the thirty (30) day period set forth herein, it shall have no interest in the acquired interest, and the acquired interest shall not be a part of the Property or be subject to this Letter Agreement.

If the foregoing terms and conditions reflect our agreement, please execute and return the enclosed duplicate copies of this Letter Agreement and we shall consider it to be a binding agreement.

Yours very truly,

GENERAL MINERALS CORPORATION

Per: ______________________
Ralph Fitch, President

GENERAL MINERALS S.C.M.

Per: ______________________
Felipe Malbran Hourton - Director

GENERAL MINERALS S.C.M.

Per: ______________________
Sonia Cortes Cortes - Director

Acknowledged and agreed to this 18 day of March, 2005.

Minera Aurex (Chile) Limitada

Per: ______________________
GEOVANNI SANCHEZ N.

Approved as to form: R. Risley (Doc. No. 000314)

SCHEDULE "A"

This is Schedule "A" to the Letter Agreement dated March 18, 2005
among General Minerals Corporation ("**GMC**"), General Minerals SCM. (" **GMSCM**"), Minera Aurex (Chile) Limitada ("**AUREX**").

The Escalones copper-gold-molybdenum porphyry and skarn prospect is located in the Metropolitana Region in central Chile, approximately 97 km south-east of Santiago. The total property position controlled by General Minerals Corporation (herein the "Company") consists of 6,889 has. This land is held as Exploitation and Exploration concessions which can be maintained indefinitely by paying annual dues in March of each year, of approximately US$5.00 per ha. The Company has acquired an option covering the entire land package. The Company previously held similar mineral rights in the period 1996-2001. The property contains both copper-gold skarn and copper-gold-molybdenum mineralization as was demonstrated by drilling by the Company in the 1996-2001 period. The property was dropped during 2001 due to the poor economic environment, low copper prices and high ongoing option payments. The Company, through its indirect, wholly owned Chilean subsidiary, Compania Minera Productora S.C.M., later renamed General Minerals SCM (" GMSCM"), reacquired an interest in the property, along with certain subterranean water claims and six containers retrofitted as mining camp facilities by entering into an option agreement dated February 26, 2004 (the "Boezio Option"). Pursuant to the Boezio Option, the Company has the right for the period from February 26, 2004 to June 30, 2009, to purchase the claims and camps upon payment to the owner of US$5,000,000, of which payments of US$30,000, US$25,000 and US$45,000 have been made to date. Additional payments, pursuant to the Boezio Option, are due as follows:

-US$100,000	June 30, 2005
-US$50,000	December 31, 2005
-US$300,000	June 30, 2006
-US$500,000	June 30, 2007
-US$950,000	June 30, 2008
-US$3,000,000	June 30, 2009

The Company is required to pay all amounts required to protect and maintain the property during the option period. There is a 1% NSR if the price of copper is less than or equal to US$0.75 and a 2% NSR if the copper price is ~~equal to or~~ greater than US$0.75. The NSR may be purchased for US$3,000,000 within the 5 years following the exercise of the Boezio Option and US$5,000,000 after 5 years of the exercise of the Boezio Option.

The water claims and containers that are also the subject of the Boezio Option will be described in more detail by GMSCM within sixty (60) days of the Effective Date of this Letter Agreement and such written description will amend this Letter Agreement and be referenced as Schedule E. In addition, any transfer of the containers upon exercise of the Boezio Option shall be in as-is, where-is condition, with no representations or warranties provided by GMSCM with respect to suitability for use of any intended purpose.

GMSCM holds certain concessions 100% which do not fall within the Boezio Option, which are also listed on Schedule B attached hereto.

Area of Interest - The land that is within three kilometres of the exterior boundary of the property described in Schedule B will constitute the Area of Interest for this Letter Agreement.

SCHEDULE "B"

This is Schedule B to the Letter Agreement dated March 18, 2005
among GMC, GMSCM, and AUREX

STATUS	PROJECT	CONCESSION		ROL NACIONAL	CONCESIONARIO	FECHA	SURFACE	INSCRIPCION	PATENTE 2005	
		NAME	CLASS			VENCIMIENTO	Ha.	Year	CH$	US$
GM SCM Option (Boezio)	Escalones	LOS ESCALONES UNO 1/60	EXPLOTACION	13303-0389-8	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1989	905,580	1,620
GM SCM Option (Boezio)	Escalones	LOS ESCALONES DOS 1/60	EXPLOTACION	13303-0390-1	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1989	905,580	1,620
GM SCM Option (Boezio)	Escalones	LOS ESCALONES TRES 1/60	EXPLOTACION	13303-0391-K	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1989	905,580	1,620
GM SCM Option (Boezio)	Escalones	LOS ESCALONES CUATRO 1/60	EXPLOTACION	13303-0392-8	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1989	905,580	1,620
GM SCM Option (Boezio)	Escalones	LOS ESCALONES CINCO 1/60	EXPLOTACION	13303-0393-6	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1989	905,580	1,620
GM SCM Option (Boezio)	Escalones	LOS ESCALONES SEIS 1/60	EXPLOTACION	13303-0394-4	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1989	905,580	1,620
GM SCM Option (Boezio)	Escalones	ESCALONES 7 1/54	EXPLOTACION	13303-0636-6	Juan Luis Boezio Sepulveda	INDEFINIDA	270	1998	815,022	1,455
GM SCM Option (Boezio)	Escalones	ESCALONES 8 1/60	EXPLOTACION	13303-0637-4	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1999	905,580	1,620
GM SCM Option (Boezio)	Escalones	ESCALONES 9 1/60	EXPLOTACION	13303-0638-2	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1998	905,580	1,620
GM SCM Option (Boezio)	Escalones	ESCALONES 10 1/60	EXPLOTACION	13303-0639-0	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1998	905,580	1,620
GM SCM Option (Boezio)	Escalones	ESCALONES 14 1/40	EXPLOTACION	13303-0640-4	Juan Luis Boezio Sepulveda	INDEFINIDA	200	1998	603,720	1,080
GM SCM Option (Boezio)	Escalones	ESCALONES 15 1/40	EXPLOTACION	13303-0641-2	Juan Luis Boezio Sepulveda	INDEFINIDA	200	1998	603,720	1,080
GM SCM Option (Boezio)	Escalones	ESCALONES 16 1/40	EXPLOTACION	13303-0642-0	Juan Luis Boezio Sepulveda	INDEFINIDA	200	1998	603,720	1,080
GM SCM Option (Boezio)	Escalones	ESCALONES 8 1/40	EXPLOTACION	13303-0652-8	Juan Luis Boezio Sepulveda	INDEFINIDA	200	1998	603,720	1,080

GM SCM Option (Boezio)	Escalones	ESCALONES 12 1/40	EXPLOTACION	13303-0653-6	Juan Luis Boezio Sepulveda	INDEFINIDA	200	1998	603,720	1,080
GM SCM Option (Boezio)	Escalones	ESCALONES 13 1/20	EXPLOTACION	13303-0654-4	Juan Luis Boezio Sepulveda	INDEFINIDA	100	1998	301,860	540
GM SCM Option (Boezio)	Escalones	PUENTE RATONES 1/26	EXPLOTACION	13303-0669-2	Juan Luis Boezio Sepulveda	INDEFINIDA	219	1999	661,074	1,180
GM SCM Option (Boezio)	Escalones	RIO CLARO 1/30	EXPLOTACION	13303-0670-6	Juan Luis Boezio Sepulveda	INDEFINIDA	300	1999	905,580	1,620
GM SCM Option (Boezio)	Escalones	CERRO NEGRO 1/20	EXPLOTACION	13303-0721-4	Juan Luis Boezio Sepulveda	INDEFINIDA	100	1999	301,860	540
In process GM SCM	Escalones	VIENTO UNO	EXPLORACION	13303-1340-0	General Minerals SCM	Nov. 2006	300		181,116	325
In process GM SCM	Escalones	VIENTO DOS	EXPLORACION	13303-1341-9	General Minerals SCM	Nov. 2006	200		120,744	215
In process GM SCM	Escalones	VIENTO TRES	EXPLORACION	13303-1342-7	General Minerals SCM	Nov. 2006	300		181,116	325
In process GM SCM	Escalones	VIENTO CUATRO	EXPLORACION	13303-1343-5	General Minerals SCM	Nov. 2006	300		181,116	325
In process GM SCM	Escalones	VIENTO CINCO	EXPLORACION	13303-1344-3	General Minerals SCM	Nov. 2006	300		181,116	325
In process GM SCM	Escalones	VIENTO SEIS	EXPLORACION	13303-1345-1	General Minerals SCM	Nov. 2006	200		120,744	215
In process GM SCM	Escalones	VIENTO SIETE	EXPLORACION	13303-1346-K	General Minerals SCM	Nov. 2006	300		181,116	325
In process GM SCM	Escalones	VIENTO OCHO	EXPLORACION	13303-1347-8	General Minerals SCM	Nov. 2006	300		181,116	325
TOTAL							6889			27,695

Pago de servidumbre minera es necesario hacer anualmente durante el mes de abril a us$2,500-aprox.

SCHEDULE "C"

This is Schedule "C" to the Letter Agreement dated March 18, 2005
among GMC, GMSCM, and AUREX

NET PROCEEDS ROYALTY

1. OBLIGATION: If a party becomes entitled to a Net Proceeds Royalty pursuant to the Joint Venture Agreement, the party paying the Net Proceeds Royalty (the "**Royaltypayor**") shall calculate, as at the end of each calendar quarter subsequent to the commencement of Commercial Production, the Net Proceeds in accordance with generally accepted accounting principles ("**GAAP**") consistently applied.

(a) Subsequent to the commencement of Commercial Production and a party becoming entitled to receive a Net Proceeds Royalty, the Royaltypayor shall within 60 days of the end of each calendar quarter:

(i) deliver to the party receiving the Net Proceeds Royalty (the "**Royaltyholder**") a statement indicating:

(A) the Gross Receipts during the calendar quarter;

(B) the deductions therefrom

(C) the amount of Net Proceeds remaining, if any; and

(D) the amount of those Net Proceeds, if any, to which the Royaltyholder is entitled; and

(ii) pay or cause to be paid to the Royaltyholder that percentage of the Net Proceeds, if any, to which the Royaltyholder is entitled under the Agreement.

(b) "**Net Proceeds**" shall mean the "**Gross Revenue**" received by the non-diluting Participant (the "**Operator**") commencing on the date of commencement of Commercial Production from the Property, less successively:

(i) All Operating Expenses which were not previously deducted in computing Net Proceeds hereunder;

(ii) All Pre-production Expenditures incurred to the extent that such Pre-production Expenditures were not previously deducted in computing Net Proceeds hereunder;

(iii) All advance minimum royalty or penalty payments as set forth in the Underlying Agreement, all lease, purchase, rental, access, Easement, claim maintenance or other Property acquisition payments to the extent that such payments were not previously deducted in computing Net Proceeds hereunder;

(iv) All Post-production Capital Expenses incurred to the extent that such Post-production Capital Expenses were not previously deducted in computing Net Proceeds hereunder;

(v) All ad valorem real property and unsecured personal property taxes, all production royalties, including any government taxes, royalties and payments, and all mining, net profits or net proceeds and severance taxes, but excluding income taxes.

(c) "**Gross Revenue**" shall mean the gross receipts from sales of Products (as defined below) produced from the Property.

(d) "**Operating Expenses**" shall mean all costs, expenses, obligations and liabilities of whatsoever kind or nature incurred or chargeable directly or indirectly in connection with or attributable to operations on the Property determined in accordance with GAAP. Without limiting the generality of the foregoing, Operating Expenses shall include (i) all costs, expenses, obligations and liabilities of mining, milling, leaching, processing, recovering, refining, transporting and marketing of any Products produced from the Property, but not including any depletion or any taxes on income of the Participants; (ii) all costs and expenses properly allocable to the administration of the Property and the production of Products therefrom, including a charge of 5% of the Operating Expenses as an allowance for overhead, but not including any general and administrative costs incurred with respect to operations of the Operator or its Affiliates not directly related to the administration of the Property or the production of Products therefrom; and (iii) interest expense incurred in any bona fide financing transaction directly related to the development, operation or commercialization of the Property (provided that, in the event that such a financing transaction is with an Affiliate of the Operator, the terms of such transaction shall not be less favorable to the Operator than those which would have been applicable with respect to a similar financing transaction with an unaffiliated third party and in any event at an interest rate not greater than LIBOR plus 2%).

(e) "**Pre-production Expenditures**" shall mean all expenditures, including but not limited to direct payments to any current or former owner of any interest in some or all of the Property, Exploration, Development and Related Work Expenditures, capital expenditures, payment of all obligations, and all additional costs, expenses, obligations and liabilities of any kind or nature (including any such additional costs, expenses, obligations or liabilities which would be included in the definition of Operating Expenses where such costs or expenses were incurred

after the commencement of Commercial Production), incurred by the Operator or chargeable directly or indirectly to Operations at the Property after the Effective Date of the Letter Agreement, and through the date of commencement of Commercial Production and determined in accordance with GAAP. This amount shall include interest on such Pre-production Expenditures at the annualized rate of LIBOR plus 2%, upon un-recovered Pre-production Expenditures. Interest shall accrue on Pre-production Expenditures from the date the expenditure is made until the date the Pre-production Expenditure is recouped by the Operator.

(f) "**Post-production Capital Expenses**" shall mean all costs expended or incurred after the date of commencement of Commercial Production for repair or replacement of existing capital items or the addition of new capital items deemed necessary or desirable by the operator for improvement or expansion, and determined in accordance with GAAP.

(g) "**Commercial Production**" shall mean the removal, extraction, production, concentrating and processing and sale of Products from the Property and shall be deemed to have commenced on the first (1st) day of the month following expiration of the first period of thirty (30) consecutive days during which the mill or leaching and related facilities utilized for the processing of Products have operated at a rate of not less than 75% of the design capacity of those facilities. "**Commercial Production**" shall not include production for purposes of sampling, assaying, testing, analysis or evaluation.

(h) "**Products**" shall mean all ores, minerals and mineral resources produced from the Property subject to the Letter Agreement and/or subsequent Joint Venture Agreement.

2. ADJUSTMENTS AND VERIFICATION

(a) Payment of any Net Proceeds by the Royaltypayor shall not prejudice the right of the Royaltypayor to protest the correctness of the statement supporting the payment; provided, however, that all statements presented to the Royaltyholder by the Royaltypayor for any quarter shall conclusively be presumed to be true and correct upon the expiration of 12 months following the end of the quarter to which the statement relates, unless within that 12 month period the Royaltypayor gives written notice to the Royaltyholder making claim on the Royaltyholder for an adjustment to the statement which will be reflected in subsequent payment of Net Proceeds.

(b) The Royaltypayor shall not adjust any statement in favour of itself after the expiration of 12 months following the end of the quarter to which the statement relates.

(c) The Royaltyholder may from time to time request, in writing, reasonable supporting documentation for statements that are within the period contemplated

in §2(a) and the Royaltypayor, acting in good faith, shall provide the same promptly to the Royaltyholder.

(d) If the supporting documentation and any discussion with the Royaltypayor do not resolve the Royaltyholder's concerns, the Royaltyholder shall be entitled upon written notice to the Royaltypayor to request from the Royaltypayor that mutually accepted auditors be requested to provide the Royaltyholder with their opinion that any statement delivered pursuant to §1(a) of this Schedule "C" in respect of any quarterly period falling within the 12 month period immediately preceding the date of the Royaltyholder's notice has been prepared in accordance with this Agreement. When giving any notice aforesaid, the Royaltyholder will articulate the matter or matters of concern to it.

(e) The time required for giving the audit opinion contemplated in §2(d) of this Schedule C shall not extend the time for the taking of exception to and making claim on the Royaltyholder for adjustment as provided in §2(a) of this Schedule C.

(f) The cost of the auditors opinion referred to in §2(d) of this Schedule C shall be shared by the Royaltypayor and Royaltyholder unless the audit opinion reveals an underpayment to the Royaltyholder of 5% or more in which case the cost shall be solely for the account of the Royaltypayor.

(g) If the audit opinion delivered under §2(d) does not adequately address the concerns raised by the Royaltyholder, the Royaltyholder, acting reasonably, will have the right to have an independent accounting firm, that is one of the three largest international accounting firms that does not act for either the Royaltypayor or Royaltyholder, audit the Royaltypayor's accounts related to the calculation of Net Proceeds. In order to exercise this right, the Royaltyholder will provide the Royaltypayor with notice, within 30 days of receipt of the audit opinion under §2(d), of its intention to do so. Thereupon, the Royaltyholder shall cause the accounting firm to proceed promptly and complete the audit efficiently, undertaking to minimize disruption to the Royaltypayor. The cost of this audit shall be solely for the account of the Royaltyholder.

(h) The provisions of §2(d) and 2(g) are intended to provide an effective mechanism for the Royaltyholder to resolve its unresolved concerns regarding Net Proceeds accounting and not to effect a regular audit of the Net Proceeds calculation.

SCHEDULE "D"

This is Schedule "D" to the Letter Agreement dated March __, 2005
among GMC, GMSCM, and AUREX

"**Environmental Laws**" shall mean all laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state and local governments (and all agencies thereof) concerning pollution or protection of the environment, reclamation, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the existence, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, transport, or handling or reporting or notification to any governmental authority in the collection, storage, use, treatment or disposal of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

"**Environmental Liabilities**" shall mean any liability arising out of, based on or resulting from (A) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Materials or substances existing or arising on, beneath or above such property and/or emanating or migrating and/or threatening to emanate or migrate from such property to other properties; (B) disposal or treatment of or the arrangement for the disposal or treatment of Hazardous Materials originating or transported from such property to an off-site treatment, storage or disposal facility, (C) physical disturbance of the environment on or from such property; or (D) the violation or alleged violation of any Environmental Laws relating to such property.

"**Hazardous Materials**" means any substance: (A) the presence of which requires reporting, investigation, removal or remediation under any Environmental Law; (B) that is defined as a "hazardous waste," "hazardous substance," "extremely hazardous substance" or "pollutant" or "contaminant" under any Environmental Law; (C) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated under any Environmental Law; (D) the presence of which on a property causes or threatens to cause a nuisance upon the property or to adjacent properties or poses or threatens to pose a hazard to the health or safety of persons on or about the property; (E) that contains gasoline, diesel fuel or other petroleum hydrocarbons; or (F) that contains PCBs, asbestos or urea formaldehyde foam insulation; in each case subject to exceptions provided in applicable Environmental Laws.

1647200.3/74326.214